STATEMENT OF INVESTMENTS
Dreyfus Basic S&P 500 Stock Index Fund
January 31, 2008 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Discretionary--10.3%		
Abercrombie & Fitch, Cl. A	9,200	733,148
Amazon.com	33,000 a,b	2,564,100
Apollo Group, Cl. A	14,700 a,b	1,172,178
AutoNation	14,800 a,b	240,944
AutoZone	4,700 b	568,136
Bed Bath & Beyond	28,400 a,b	915,616
Best Buy	37,650	1,837,696
Big Lots	9,700 a,b	168,392
Black & Decker	6,750 a	489,645
Brunswick	9,450 a	179,455
Carnival	46,900	2,086,581
CBS, Cl. B	73,500	1,851,465
Centex	13,028 a	361,918
Circuit City Stores	18,086	98,388
Clear Channel Communications	53,450	1,641,450
Coach	39,500 b	1,265,975
Colgate-Palmolive	54,700	4,211,900
Comcast, Cl. A	329,894 a,b	5,990,875
D.R. Horton	29,800 a	514,050
Darden Restaurants	15,250	431,880
Dillard's, Cl. A	6,100 a	120,963
DIRECTV Group	77,100 b	1,740,918
E.W. Scripps, Cl. A	9,600 a	390,912
Eastman Kodak	30,950 a	616,833
Expedia	22,300 b	513,346
Family Dollar Stores	15,100 a	317,553
Ford Motor	226,511 a,b	1,504,033
Fortune Brands	16,421	1,148,156
GameStop, Cl. A	17,100 b	884,583
Gannett	24,950 a	923,150
Gap	49,950 a	955,044
General Motors	60,750 a	1,719,832
Genuine Parts	18,000	790,740
Goodyear Tire & Rubber	25,700 b	646,869
H & R Block	34,900	672,523
Harley-Davidson	25,950 a	1,053,051
Harman International Industries	6,500 a	302,705
Hasbro	15,775 a	409,677
Home Depot	181,200	5,557,404
International Game Technology	33,900	1,446,513
Interpublic Group of Cos.	50,600 a,b	451,858
J.C. Penney	23,750	1,125,988
Johnson & Johnson	307,196	19,433,219
Johnson Controls	63,768	2,255,474
Jones Apparel Group	9,200 a	154,560
KB Home	8,300 a	228,250
Kohl's	33,700 b	1,538,068
Leggett & Platt	18,300	348,066
Lennar, Cl. A	15,000 a	309,000
Limited Brands	33,400	637,606
Liz Claiborne	10,700 a	234,223
Lowe's Cos.	157,000	4,151,080
Macy's	46,460	1,284,154
Marriott International, Cl. A	33,600	1,208,256

Mattel	39,350	826,743
McDonald's	127,000	6,800,850
McGraw-Hill	35,300	1,509,428
Meredith	4,060 a	190,779
New York Times, Cl. A	15,486 a	259,236
Newell Rubbermaid	29,978	723,069
News, Cl. A	248,300	4,692,870
NIKE, Cl. B	41,200 a	2,544,512
Nordstrom	20,200 a	785,780
Office Depot	29,250 b	433,777
OfficeMax	8,114 a	200,984
Omnicom Group	35,100	1,592,487
Polo Ralph Lauren	6,300 a	381,717
Pulte Homes	22,792 a	372,421
RadioShack	14,052 a	243,802
Sears Holdings	7,841 a,b	866,352
Sherwin-Williams	11,200 a	640,752
Snap-On	6,150	302,088
Stanley Works	8,777 a	450,787
Staples	75,900	1,817,046
Starbucks	78,400 a,b	1,482,544
Starwood Hotels & Resorts		
Worldwide	21,350	966,087
Target	89,150	4,954,957
Tiffany & Co.	14,600 a	582,540
Time Warner	388,000	6,107,120
TJX Cos.	46,950	1,481,742
VF	9,450	731,146
Walt Disney	204,300	6,114,699
Washington Post, Cl. B	600	446,400
Wendy's International	9,397	229,475
Whirlpool	8,281 a	704,796
Wyndham Worldwide	19,117 a	450,397
Yum! Brands	54,620	1,865,819
		134,151,601
Consumer Staples--10.0%		
Altria Group	226,100	17,142,902
Anheuser-Busch	78,800	3,665,776
Archer-Daniels-Midland	69,035 a	3,040,992
Avon Products	46,072 a	1,613,441
Brown-Forman, Cl. B	9,300 a	585,714
Campbell Soup	23,850	753,899
Clorox	14,850	910,602
Coca-Cola	213,300	12,620,961
Coca-Cola Enterprises	30,750	709,403
ConAgra Foods	52,282	1,125,631
Constellation Brands, Cl. A	20,800 a,b	434,720
Costco Wholesale	46,600	3,166,004
CVS Caremark	158,500	6,192,595
Dean Foods	14,100 a	394,800
Estee Lauder, Cl. A	12,200 a	514,840
General Mills	36,200	1,976,882
H.J. Heinz	34,050	1,449,168
Hershey	18,000	651,600
Kellogg	28,350 a	1,357,965
Kimberly-Clark	45,400 a	2,980,510
Kraft Foods, Cl. A	166,070	4,859,208
Kroger	73,100	1,860,395
McCormick & Co.	13,700 a	461,964
Molson Coors Brewing, Cl. B	14,630	653,522
Pepsi Bottling Group	14,900	519,265

PepsiCo	172,820	11,784,596
Procter & Gamble	333,377	21,986,213
Reynolds American	18,400	1,165,272
Safeway	47,450	1,470,476
Sara Lee	77,700	1,092,462
SUPERVALU	22,733 a	683,354
SYSCO	65,308	1,897,197
Tyson Foods, Cl. A	29,400	418,950
UST	16,800 a	872,928
Wal-Mart Stores	253,600	12,903,168
Walgreen	106,400	3,735,704
Whole Foods Market	15,000 a	591,600
Wm. Wrigley Jr.	23,387	1,343,115
		129,587,794
Energy--12.2%		
Anadarko Petroleum	50,050	2,932,430
Apache	35,526	3,390,601
Baker Hughes	34,170	2,218,658
BJ Services	31,400	682,950
Cameron International	23,500 a,b	946,110
Chesapeake Energy	48,800	1,816,824
Chevron	226,664	19,153,108
ConocoPhillips	171,681	13,789,418
Consol Energy	19,500	1,423,500
Devon Energy	47,800	4,062,044
El Paso	75,236 a	1,239,889
ENSCO International	15,600	797,472
EOG Resources	26,400 a	2,310,000
Exxon Mobil	586,456	50,669,798
Halliburton	94,600	3,137,882
Hess	29,850	2,711,275
Marathon Oil	76,270	3,573,250
Murphy Oil	20,200	1,485,508
Nabors Industries	30,400 b	827,488
National Oilwell Varco	38,300 a,b	2,306,809
Noble	28,800	1,260,576
Noble Energy	18,400	1,335,472
Occidental Petroleum	88,900	6,033,643
Peabody Energy	28,400	1,534,168
Questar	18,500	941,835
Rowan Cos.	11,960 a	407,118
Schlumberger	128,400	9,689,064
Smith International	21,500	1,165,515
Spectra Energy	67,890	1,550,608
Sunoco	12,636	785,959
Tesoro	14,700	574,035
Transocean	34,095 b	4,180,047
Valero Energy	59,100	3,498,129
Weatherford International	36,200 b	2,237,522
Williams	63,700	2,036,489
XTO Energy	51,857	2,693,453
		159,398,647
Financial--18.4%		
ACE	35,400	2,065,236
Aflac	52,400	3,213,692
Allstate	61,250	3,017,787
Ambac Financial Group	10,900 a	127,748
American Capital Strategies	20,600 a	724,502
American Express	125,500	6,189,660
American International Group	272,196	15,014,331
Ameriprise Financial	24,880	1,376,113

AON	31,550 a	1,373,056
Apartment Investment & Management, Cl. A	10,300	408,292
Assurant	10,300	668,367
AvalonBay Communities	8,500 a	798,575
Bank of America	476,384	21,127,630
Bank of New York Mellon	122,234	5,699,771
BB & T	59,000 a	2,140,520
Bear Stearns Cos.	12,398 a	1,119,539
Boston Properties	12,800	1,176,576
Capital One Financial	41,900 a	2,296,539
Charles Schwab	100,550	2,242,265
Chubb	41,200	2,133,748
Cincinnati Financial	17,837	687,438
CIT Group	20,400	570,384
Citigroup	535,926	15,123,832
CME Group	5,900	3,651,510
Comerica	16,200	706,644
Commerce Bancorp	20,900	796,499
Countrywide Financial	62,098 a	432,201
Developers Diversified Realty	13,200 a	543,180
Discover Financial Services	51,230	896,525
E*TRADE FINANCIAL	49,600 a,b	246,512
Equity Residential	29,050	1,086,760
Fannie Mae	104,950	3,553,607
Federated Investors, Cl. B	9,250 a	393,773
Fifth Third Bancorp	57,191	1,549,876
First Horizon National	13,600 a	294,712
Franklin Resources	17,400	1,813,602
Freddie Mac	71,050	2,159,210
General Growth Properties	26,200	956,824
Genworth Financial, Cl. A	47,100	1,146,414
Goldman Sachs Group	42,650 a	8,562,840
Hartford Financial Services Group	33,700	2,721,949
Host Hotels & Resorts	56,100	939,114
Hudson City Bancorp	55,900 a	915,642
Huntington Bancshares	39,276	528,262
IntercontinentalExchange	7,500 a,b	1,049,700
Janus Capital Group	16,500 a	445,665
JPMorgan Chase & Co.	360,548	17,144,057
KeyCorp	41,750	1,091,763
Kimco Realty	27,100 a	970,451
Legg Mason	14,400 a	1,036,800
Lehman Brothers Holdings	56,900 a	3,651,273
Leucadia National	18,200 a	803,894
Lincoln National	28,850	1,568,286
Loews	47,200	2,203,768
M & T Bank	8,000 a	734,160
Marsh & McLennan Cos.	55,800	1,540,080
Marshall & Ilsley	27,649 a	771,407
MBIA	13,500 a	209,250
Merrill Lynch & Co.	91,850	5,180,340
MetLife	79,500	4,688,115
MGIC Investment	8,750 a	161,875
Morgan Stanley	113,960	5,633,043
National City	68,000 a	1,209,720
Northern Trust	20,550	1,507,548
NYSE Euronext	28,400 a	2,233,660
Plum Creek Timber	18,500	772,375
PNC Financial Services Group	37,550	2,464,031
Principal Financial Group	28,050 a	1,672,060

Progressive	74,900	1,390,144
ProLogis	27,600 a	1,638,060
Prudential Financial	48,750 a	4,113,038
Public Storage	13,400	1,048,550
Regions Financial	74,602	1,882,954
Safeco	10,100 a	539,037
Simon Property Group	23,950 a	2,140,651
SLM	55,350 a	1,203,863
Sovereign Bancorp	38,735 a	483,025
State Street	41,500 a	3,407,980
SunTrust Banks	37,500	2,585,625
T. Rowe Price Group	28,300	1,431,697
Torchmark	9,916	605,471
Travelers Cos.	69,227	3,329,819
U.S. Bancorp	185,357 a	6,292,870
Unum Group	38,772	877,023
Vornado Realty Trust	14,400	1,301,760
Wachovia	212,057	8,255,379
Washington Mutual	93,244 a	1,857,420
Wells Fargo & Co.	362,260 a	12,320,463
XL Capital, Cl. A	19,100	859,500
Zions Bancorporation	11,550 a	632,247
		240,131,154
Health Care--10.5%		
Abbott Laboratories	165,850	9,337,355
Aetna	53,708	2,860,488
Allergan	33,000	2,217,270
AmerisourceBergen	18,000	839,700
Amgen	116,766 b	5,440,128
Applera - Applied Biosystems Group	18,100	570,693
Barr Pharmaceuticals	11,600 b	605,404
Baxter International	68,100	4,136,394
Becton, Dickinson & Co.	26,200	2,267,086
Biogen Idec	31,540 a,b	1,922,363
Boston Scientific	144,003 b	1,746,756
Bristol-Myers Squibb	212,400	4,925,556
C.R. Bard	10,900 a	1,052,613
Cardinal Health	38,850	2,252,135
Celgene	41,400 a,b	2,322,954
CIGNA	30,000	1,474,800
Coventry Health Care	16,600 b	939,228
Covidien	53,445	2,385,250
Eli Lilly & Co.	105,950	5,458,544
Express Scripts	27,100 b	1,828,979
Forest Laboratories	33,500 b	1,332,295
Genzyme	28,550 a,b	2,230,612
Gilead Sciences	99,900 b	4,564,431
Hospira	16,945 b	696,609
Humana	18,150 b	1,457,445
King Pharmaceuticals	26,250 a,b	275,363
Laboratory Corp. of America Holdings	12,400 a,b	916,112
McKesson	31,104	1,953,020
Medco Health Solutions	57,338 b	2,871,487
Medtronic	121,400 a	5,653,598
Merck & Co.	233,650	10,813,322
Millipore	5,850 a,b	410,378
Mylan	32,500 a	484,575
Patterson Cos.	15,000 a,b	480,600
PerkinElmer	12,682	315,655
Pfizer	733,140	17,148,145

Quest Diagnostics	16,800		828,576
Schering-Plough	173,900		3,403,223
St. Jude Medical	36,700		1,486,717
Stryker	25,600	a	1,714,432
Tenet Healthcare	50,850	a,b	225,266
Thermo Fisher Scientific	45,300	b	2,332,497
UnitedHealth Group	138,700		7,051,508
Varian Medical Systems	13,400	b	696,666
Waters	10,800	b	620,460
Watson Pharmaceuticals	11,150	b	291,127
WellPoint	61,300	b	4,793,660
Wyeth	143,750		5,721,250
Zimmer Holdings	25,220	b	1,973,969
			137,326,694
Industrial--11.7%			
3M	76,600		6,101,190
Allied Waste Industries	31,100	b	306,335
Avery Dennison	11,392		590,333
Boeing	83,244		6,924,236
Burlington Northern Santa Fe	32,017		2,770,111
C.H. Robinson Worldwide	18,200	a	1,010,828
Caterpillar	68,300		4,858,862
CB Richard Ellis Group, Cl. A	21,200	a,b	411,492
Cintas	14,500		475,890
Cooper Industries, Cl. A	19,300		859,622
CSX	45,100		2,186,448
Cummins	21,988		1,061,581
Danaher	27,200		2,025,040
Deere & Co.	47,600		4,177,376
Dover	21,300		859,668
Eaton	15,742		1,302,808
Emerson Electric	84,500	a	4,295,980
Equifax	14,150	a	524,824
Expeditors International Washington	22,900		1,082,941
FedEx	33,192		3,102,788
Fluor	9,539		1,160,610
General Dynamics	43,200		3,648,672
General Electric	1,084,850		38,414,539
Goodrich	13,400		838,170
Honeywell International	80,200		4,737,414
Illinois Tool Works	44,400	a	2,237,760
Ingersoll-Rand, Cl. A	29,200		1,153,984
ITT	19,500		1,158,885
Jacobs Engineering Group	13,000	b	993,720
L-3 Communications Holdings	13,500		1,496,205
Lockheed Martin	37,250		4,020,020
Manitowoc	13,900		529,868
Masco	39,618	a	908,441
Monster Worldwide	13,750	a,b	382,938
Norfolk Southern	41,600		2,262,624
Northrop Grumman	36,312		2,881,720
Paccar	39,491	a	1,852,918
Pall	13,153		485,214
Parker Hannifin	18,035		1,219,346
Pitney Bowes	23,256		853,495
Precision Castparts	14,800		1,684,240
R.R. Donnelley & Sons	23,000		802,470
Raytheon	46,100		3,002,954
Robert Half International	17,250		479,205
Rockwell Automation	16,000		912,320

Rockwell Collins	17,500	1,106,000
Ryder System	6,250 a	325,375
Southwest Airlines	78,793 a	924,242
Textron	26,800	1,502,140
Trane	18,350	821,713
Tyco International	53,145	2,091,787
Union Pacific	28,150	3,519,595
United Parcel Service, Cl. B	112,750	8,248,790
United Technologies	106,156	7,792,912
W.W. Grainger	7,200 a	572,904
Waste Management	54,542	1,769,342
		151,720,885
Information Technology--16.0%		
Adobe Systems	61,600 b	2,151,688
Advanced Micro Devices	64,800 a,b	495,072
Affiliated Computer Services, Cl. A	10,800 b	526,500
Agilent Technologies	41,508 b	1,407,536
Akamai Technologies	17,800 a,b	537,560
Altera	36,100	609,729
Analog Devices	32,600	924,536
Apple	94,000 b	12,723,840
Applied Materials	147,950	2,651,264
Autodesk	24,800 b	1,020,520
Automatic Data Processing	56,450	2,290,177
BMC Software	21,050 b	674,442
Broadcom, Cl. A	50,475 b	1,114,488
CA	42,049	926,339
Ciena	9,271 a,b	251,522
Cisco Systems	651,250 b	15,955,625
Citrix Systems	20,350 b	704,517
Cognizant Technology Solutions, Cl. A	31,200 b	870,480
Computer Sciences	17,550 b	742,716
Compuware	30,750 b	261,375
Convergys	13,950 b	216,365
Corning	169,200	4,072,644
Dell	240,600 a,b	4,821,624
eBay	122,000 b	3,280,580
Electronic Arts	33,800 b	1,601,106
Electronic Data Systems	54,950	1,104,495
EMC	225,200 a,b	3,573,924
Fidelity National Information Services	18,300	776,835
Fiserv	17,650 b	906,681
Google, Cl. A	24,800 b	13,994,640
Hewlett-Packard	276,765	12,108,469
IAC/InterActiveCorp	19,800 b	513,612
IMS Health	20,800	496,912
Intel	627,600	13,305,120
International Business Machines	147,900 a	15,875,586
Intuit	35,700 b	1,095,633
Jabil Circuit	22,300 a	295,475
JDS Uniphase	23,562 b	245,280
Juniper Networks	56,000 a,b	1,520,400
KLA-Tencor	19,600	818,888
Lexmark International, Cl. A	10,200 b	369,342
Linear Technology	24,000 a	664,080
LSI	75,732 a,b	395,321
MEMC Electronic Materials	24,600 b	1,757,916
Microchip Technology	23,000 a	733,930

Micron Technology	81,650 a	574,000
Microsoft	863,650	28,154,990
Molex	15,225	366,009
Moody's	23,000 a	804,770
Motorola	245,206	2,827,225
National Semiconductor	25,200 a	464,436
Network Appliance	36,950 a,b	857,979
Novell	37,600 b	239,136
Novellus Systems	12,450 a,b	295,812
NVIDIA	59,650 b	1,466,794
Oracle	423,250 b	8,697,788
Paychex	35,775 a	1,170,558
QLogic	14,700 b	210,210
QUALCOMM	175,700	7,453,194
SanDisk	24,500 a,b	623,525
Sun Microsystems	88,950 b	1,556,625
Symantec	93,066 b	1,668,673
Tellabs	47,150 a,b	321,563
Teradata	19,400 b	462,108
Teradyne	18,650 b	204,590
Terex	11,000 b	646,360
Texas Instruments	150,100	4,642,593
Total System Services	21,200	489,720
Tyco Electronics	53,345	1,803,594
Unisys	37,300 b	155,168
VeriSign	23,700 a,b	803,904
Viacom, Cl. B	70,400 b	2,728,704
Western Union	80,572	1,804,813
Xerox	99,198	1,527,649
Xilinx	31,600	691,092
Yahoo!	143,500 b	2,752,330
		207,850,696
Materials--3.4%		
Air Products & Chemicals	23,150	2,083,963
Alcoa	91,038	3,013,358
Allegheny Technologies	10,933	769,683
Ashland	6,000	273,180
Ball	10,800	495,612
Bemis	10,800	293,544
Dow Chemical	101,413	3,920,627
E.I. du Pont de Nemours & Co.	96,494	4,359,599
Eastman Chemical	8,726	576,527
Ecolab	18,750	904,688
Freeport-McMoRan Copper & Gold	40,978	3,648,271
Hercules	12,450 a	218,249
International Flavors & Fragrances	8,700	370,707
International Paper	45,938	1,481,501
MeadWestvaco	19,846	555,688
Monsanto	58,676	6,597,529
Newmont Mining	48,524	2,636,794
Nucor	30,900	1,786,020
Pactiv	14,050 b	401,971
PPG Industries	17,621	1,164,572
Praxair	33,900	2,742,849
Rohm & Haas	13,455 a	717,824
Sealed Air	17,362	454,016
Sigma-Aldrich	14,000 a	695,240
Titanium Metals	9,400 a	204,356
United States Steel	12,650	1,291,692
Vulcan Materials	11,650 a	914,059
Weyerhaeuser	22,500	1,523,700

		44,095,819
Telecommunication Services--3.5%		
American Tower, Cl. A	43,400 b	1,628,802
AT & T	651,031	25,058,183
CenturyTel	11,800 a	435,538
Citizens Communications	35,200	403,744
Embarq	16,360 a	741,108
Qwest Communications International	168,574 a	991,215
Sprint Nextel	305,303	3,214,841
Verizon Communications	310,292	12,051,741
Windstream	51,200	594,432
		45,119,604
Utilities--3.6%		
AES	71,800 b	1,369,944
Allegheny Energy	17,800	975,262
Ameren	22,350 a	1,001,504
American Electric Power	42,890	1,836,979
CenterPoint Energy	34,444 a	551,448
CMS Energy	24,150 a	378,431
Consolidated Edison	29,100	1,268,178
Constellation Energy Group	19,350	1,818,126
Dominion Resources	62,768	2,699,024
DTE Energy	17,600	750,640
Duke Energy	135,380	2,526,191
Dynergy, Cl. A	53,192 b	373,408
Edison International	35,000	1,825,600
Entergy	20,850	2,255,553
Exelon	70,874	5,399,890
FirstEnergy	32,731	2,331,102
FPL Group	43,700	2,817,776
Integrys Energy	8,146	396,059
Nicor	4,850 a	198,850
NiSource	29,450	559,256
Pepco Holdings	21,500	547,390
PG & E	38,000	1,559,520
Pinnacle West Capital	10,800 a	414,936
PPL	40,000	1,956,800
Progress Energy	27,824 a	1,256,810
Public Service Enterprise Group	27,250	2,616,000
Range Resources	16,000	835,520
Sempra Energy	28,042	1,567,548
Southern	81,550 a	2,964,343
TECO Energy	22,600	376,742
Xcel Energy	45,080	937,213
		46,366,043
Total Common Stocks		
(cost $1,018,104,936)		**1,295,748,937**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.95%, 3/6/08	1,600,000 [c]	1,597,522
3.04%, 2/28/08	1,500,000 [c]	1,498,200
Total Short-Term Investments		
(cost $3,092,122)		**3,095,722**

Other Investment--1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $18,063,000)	18,063,000 [d]	**18,063,000**

Investment of Cash Collateral for Securities Loaned--8.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $112,467,472)	112,467,472 [d]	**112,467,472**

Total Investments (cost $1,151,727,530)	**109.8%**	**1,429,375,131**
Liabilities, Less Cash and Receivables	**(9.8%)**	**(127,165,817)**
Net Assets	**100.0%**	**1,302,209,314**

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
is $111,036,895 and the total market value of the collateral held by the fund is $112,467,472.

b   Non-income producing security.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
Standard & Poor's 500 Emni	196	13,520,080	March 2008	(321,155)
Standard & Poor's 500	28	9,657,200	March 2008	(612,749)
				(933,904)

STATEMENT OF INVESTMENTS

Dreyfus Bond Market Index Fund
January 31, 2008 (Unaudited)

Bonds and Notes--98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.3%				
Boeing,				
Sr. Unscd. Bonds	7.25	6/15/25	150,000	175,674
Northrop Grumman,				
Sr. Unscd. Bonds	7.75	3/1/16	540,000	642,158
Raytheon,				
Sr. Unscd. Bonds	7.20	8/15/27	150,000	170,431
United Technologies,				
Sr. Unscd. Notes	4.88	5/1/15	500,000	505,063
United Technologies,				
Sr. Unscd. Debs.	8.75	3/1/21	50,000	67,505
				1,560,831
Asset-Backed Ctfs./Auto Receivables--.4%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/8/11	500,000	499,040
CWCapital Cobalt,				
Ser. 2007-C3, Cl. A4	5.82	5/15/46	1,000,000 a	1,015,211
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	240,213	241,964
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	700,000	719,997
				2,476,212
Asset-Backed Ctfs./Credit Cards--.3%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	952,400
Bank One Issuance Trust,				
Ser. 2003-C3, Cl. C3	4.77	2/16/16	200,000	175,385
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	505,726
				1,633,511
Asset-Backed Ctfs./Home Equity Loans--.3%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 a	189,640
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1AF4	6.30	9/25/46	1,030,000 a	986,982
CPL Transition Funding,				
Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	588,472
Peco Energy Transition Trust,				
Ser. 1999-A, Cl. A7	6.13	3/1/09	150,699	152,157
				1,917,251
Automobile Manufacturers--.1%				
Daimler Finance North America,				
Gtd. Notes	7.30	1/15/12	400,000	438,061
Daimler Finance North America,				
Gtd. Notes	8.50	1/18/31	200,000	250,866
				688,927
Banks--3.7%				
Abbey National,				
Sub. Debs.	7.95	10/26/29	350,000	411,900
Bank of America,				
Sr. Unscd. Notes	5.13	11/15/14	350,000	354,938
Bank of America,				

Sr. Unscd. Notes	5.63	10/14/16	575,000	b	586,012
Bank of America,					
Sr. Unscd. Notes	5.75	12/1/17	750,000		773,105
Bank of America,					
Sub. Notes	7.80	2/15/10	500,000		539,822
Bank One,					
Sub. Notes	5.90	11/15/11	500,000		530,872
Bayerische Landesbank,					
Sub. Notes	5.88	12/1/08	300,000		307,785
BB & T,					
Sub. Notes	4.75	10/1/12	325,000		324,638
Dresdner Bank-New York,					
Sub. Debs.	7.25	9/15/15	145,000		158,452
First Tennessee Bank,					
Sub. Notes	5.65	4/1/16	250,000		252,881
Fleet Financial Group,					
Sub. Notes	7.38	12/1/09	175,000		185,609
Golden West Financial,					
Sr. Unscd. Notes	4.75	10/1/12	1,000,000		1,016,408
HSBC Holdings,					
Sub. Notes	6.50	5/2/36	250,000		246,627
HSBC Holdings,					
Sub. Notes	6.50	9/15/37	430,000		422,476
HSBC Holdings,					
Sub. Notes	7.50	7/15/09	200,000		209,804
Inter-American Development Bank,					
Sr. Unscd. Notes	4.38	9/20/12	1,300,000		1,359,067
KeyBank,					
Sub. Debs.	6.95	2/1/28	100,000		101,679
KFW International Finance,					
Gtd. Debs.	8.00	2/15/10	35,000		38,600
KFW,					
Gov't Gtd. Notes	3.25	3/30/09	1,250,000		1,254,276
KFW,					
Gov't Gtd. Bonds	4.13	10/15/14	1,200,000		1,237,548
KFW,					
Gov't Gtd. Notes	4.88	1/17/17	1,240,000		1,322,755
Korea Development Bank,					
Notes	5.50	11/13/12	350,000		361,184
Landwirtschaftliche Rentenbank,					
Gov't Gtd. Notes, Ser. 6	3.88	9/4/08	1,175,000		1,183,272
National City Bank,					
Notes	4.50	3/15/10	1,275,000		1,280,108
NationsBank,					
Sub. Notes	7.80	9/15/16	235,000		269,792
NB Capital Trust IV,					
Bank Gtd. Cap. Secs.	8.25	4/15/27	55,000		57,232
Oesterreichische Kontrollbank,					
Govt. Gtd. Notes	4.88	2/16/16	500,000		531,167
PNC Funding,					
Bank Gtd. Notes	5.25	11/15/15	225,000		222,488
Royal Bank of Scotland Group,					
Sub. Notes	6.38	2/1/11	410,000		435,488
Royal Bank of Scotland Group,					
Jr. Sub. Bonds	7.65	8/29/49	550,000	a	572,835
Sanwa Finance Aruba,					
Bank Gtd. Notes	8.35	7/15/09	150,000		159,517
SouthTrust,					
Sub. Notes	5.80	6/15/14	500,000	b	532,930

Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	500,000 a	490,029
State Street Bank & Trust,				
Sub. Notes	5.25	10/15/18	200,000	193,237
Suntrust Capital VIII,				
Bank Gtd. Bonds	6.10	12/1/66	335,000 a	284,155
U.S. Bank,				
Sub. Notes	6.38	8/1/11	100,000	107,310
UBS Stamford,				
Sr. Notes	5.88	12/20/17	760,000	799,341
Union Planters,				
Sr. Unscd. Notes	4.38	12/1/10	400,000	402,088
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	250,000	246,129
Washington Mutual Bank,				
Sub. Notes	5.13	1/15/15	400,000	349,384
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	420,000	449,994
Wells Fargo Bank,				
Sub. Notes	5.75	5/16/16	750,000	784,100
Westpac Banking,				
Sub. Notes	4.63	6/1/18	500,000	480,507
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	250,000	244,895
				22,072,436
Beverages And Tobacco--.1%				
Diageo Capital,				
Gtd. Notes	5.75	10/23/17	720,000	**740,215**
Building & Construction--.1%				
CRH America,				
Gtd. Notes	5.30	10/15/13	500,000	487,152
Masco,				
Sr. Unsub. Bonds	4.80	6/15/15	300,000	271,726
				758,878
Chemicals--.2%				
E.I. Du Pont De Nemours,				
Sr. Unscd. Notes	5.25	12/15/16	400,000	405,775
Lubrizol,				
Gtd. Notes	5.50	10/1/14	150,000	152,367
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	200,000	219,933
Rohm and Haas,				
Sr. Unscd. Notes	7.85	7/15/29	430,000	495,256
				1,273,331
Commercial & Professional Services--.1%				
R.R. Donnelley & Sons,				
Sr. Unscd. Notes	4.95	5/15/10	750,000	**757,259**
Commercial Mortgage Pass-Through Ctfs.--4.9%				
Banc of America Commercial				
Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	965,169
Banc of America Commercial				
Mortgage, Ser. 2007-1, Cl. A4	5.45	1/15/49	1,000,000	986,906
Banc of America Commercial				
Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000 a	626,249
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-PWR9,				
Cl. A4A	4.87	9/11/42	900,000	886,901
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				

Cl. A4	5.71	9/11/38	850,000 a	865,061
Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2	7.08	7/15/31	236,144	241,634
Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	450,000	472,027
Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	264,468
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4	5.23	7/15/44	1,500,000 a	1,519,910
Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,485,778	1,477,150
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	500,000 a	511,888
CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3	6.44	12/15/35	675,000	707,729
CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2	7.29	9/15/41	852,248	877,967
GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	887,929
GMAC Commercial Mortgage Securities, Ser. 1998-C1, Cl. A2	6.70	5/15/30	33,361	33,296
Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000 a	1,009,154
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	752,191
GS Mortgage Securities II, Ser. 2007-GG10, Cl. A4	5.80	8/10/45	1,000,000 a	1,014,633
Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2	6.85	5/15/31	583,975 a	591,362
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	961,542
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000 a	593,249
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2007-LDPX, Cl. A3	5.42	1/15/49	1,200,000	1,179,193
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000 a	496,737
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	195,161	200,688
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000	436,463
LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000 a	272,679
LB-UBS Commercial Mortgage Trust, Ser. 2007-C2, Cl. A3	5.43	2/15/40	1,200,000	1,183,110
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,080,882 a	1,138,415
Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000 a	502,742

Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2007-7, Cl. A4	5.75	6/12/50	1,200,000 a	1,209,086
Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000	973,838
Morgan Stanley Capital I, Ser. 2007-IQ14, Cl. A4	5.69	4/15/49	1,300,000 a	1,300,384
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000 a	505,975
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000	493,720
Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2	7.52	12/18/09	297,040 a	308,349
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000 a	798,869
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000 a	802,902
Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000 a	1,161,520
				29,211,085
Consumer Products--.2%				
Avon Products, Sr. Unscd. Notes	4.20	7/15/18	250,000	228,811
Procter & Gamble, Sr. Unscd. Notes	5.55	3/5/37	300,000	299,769
Procter & Gamble, Sr. Unscd. Notes	6.88	9/15/09	750,000	798,587
				1,327,167
Diversified Financial Services--4.4%				
AEP Texas Central Transition Funding, Sr. Scd. Bonds, Ser. A-4	5.17	1/1/18	250,000	252,370
American Express, Sr. Unscd. Notes	6.15	8/28/17	700,000	724,016
Bear Stearns Cos., Sub. Notes	5.55	1/22/17	500,000 b	438,307
Capital One Bank, Notes	4.25	12/1/08	275,000	271,488
Capital One Capital III, Gtd. Cap. Secs.	7.69	8/15/36	200,000	151,742
CIT Group Funding, Gtd. Notes	4.65	7/1/10	1,375,000 a	1,311,649
Citigroup, Sub. Notes	5.00	9/15/14	730,000	711,606
Citigroup, Sr. Unscd. Notes	6.00	2/21/12	750,000	792,595
Citigroup, Sr. Unscd. Notes	6.13	11/21/17	750,000	792,288
Citigroup, Sub. Notes	6.13	8/25/36	500,000	477,954
Citigroup, Sr. Unscd. Debs.	6.63	1/15/28	100,000	101,106
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	750,000	653,888
Credit Suisse USA, Gtd. Notes	5.50	8/15/13	1,000,000 b	1,027,811
General Electric Capital, Sr. Unscd. Notes	5.63	9/15/17	1,000,000	1,034,073

General Electric Capital, Sr. Unscd. Notes	5.00	1/8/16	375,000 b	381,524
General Electric Capital, Sr. Unscd. Notes, Ser. A	5.45	1/15/13	650,000	682,222
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.75	3/15/32	585,000	641,684
General Electric Capital, Sr. Unscd. Debs.	8.30	9/20/09	15,000	16,070
Goldman Sachs Group, Gtd. Cap. Secs.	6.35	2/15/34	350,000	317,486
Goldman Sachs Group, Sr. Unscd. Notes	6.60	1/15/12	2,500,000	2,705,393
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	630,000	620,014
Goldman Sachs Group, Sr. Unscd. Notes	7.35	10/1/09	100,000	105,998
Household Finance, Sr. Unscd. Notes	4.75	7/15/13	700,000	693,752
Household Finance, Sr. Unscd. Notes	8.00	7/15/10	630,000	682,400
International Lease Finance, Sr. Unscd. Notes	5.00	4/15/10	1,200,000	1,225,598
International Lease Finance, Sr. Unscd. Notes	5.65	6/1/14	350,000	366,006
Janus Capital Group, Notes	6.25	6/15/12	75,000	78,721
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	200,000	172,466
JP Morgan Chase XVII, Gtd. Debs., Ser. Q	5.85	8/1/35	310,000	269,213
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,225,000	1,234,370
JPMorgan Chase & Co., Sub. Notes	6.75	2/1/11	1,000,000	1,070,454
Lehman Brothers Holdings, Sub. Notes	6.50	7/19/17	1,000,000	1,023,797
Lehman Brothers Holdings, Sr. Unscd. Notes	6.63	1/18/12	650,000	682,841
MBNA America Bank, Sub. Notes	6.75	3/15/08	100,000	100,380
Merrill Lynch & Co., Notes	5.45	7/15/14	565,000	558,024
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	575,000	575,492
Merrill Lynch & Co., Sr. Unscd. Notes	6.88	11/15/18	150,000	158,277
Morgan Stanley, Notes	5.45	1/9/17	1,100,000	1,091,498
Morgan Stanley, Sr. Unscd. Notes	7.25	4/1/32	300,000	324,052
National Rural Utilities Cooperative Finance, Coll. Trust Notes	4.38	10/1/10	600,000	610,250
SLM, Notes, Ser. A	5.00	4/15/15	450,000	375,627
Toyota Motor Credit, Unscd. Notes	4.35	12/15/10	150,000	152,793
UBS Paine Webber Group, Sr. Notes	6.55	4/15/08	150,000	150,747

					25,808,042
Diversified Metals & Mining--.2%					
Alcan,					
Debs.	7.25	3/15/31	350,000		385,385
Alcoa,					
Sr. Unscd. Notes	5.72	2/23/19	112,000		109,005
Inco,					
Unsub. Bonds	7.20	9/15/32	100,000		107,561
Noranda,					
Notes	5.50	6/15/17	165,000		160,626
Vale Overseas,					
Gtd. Notes	6.25	1/23/17	400,000		395,645
					1,158,222
Electric Utilities--1.4%					
Cincinnati Gas & Electric,					
Sr. Unscd. Bonds	5.70	9/15/12	185,000		195,862
Cleveland Electric Illumination,					
Sr. Unscd. Notes	5.70	4/1/17	150,000		149,343
Consolidated Edison of New York,					
Notes	6.20	6/15/36	200,000		200,593
Constellation Energy Group,					
Sr. Unscd. Notes	7.60	4/1/32	250,000		277,453
Consumers Energy,					
First Mortgage Bonds, Ser. P	5.50	8/15/16	200,000		203,935
Dominion Resources,					
Sr. Unscd. Notes, Ser. E	6.30	3/15/33	100,000		100,280
Duke Energy Carolinas,					
First Mortgage Bonds	6.00	1/15/38	350,000		355,026
Exelon,					
Sr. Unscd. Notes	4.90	6/15/15	500,000		481,684
FirstEnergy,					
Sr. Unscd. Notes, Ser. C	7.38	11/15/31	120,000		132,188
Florida Power & Light,					
First Mortgage Bonds	5.63	4/1/34	250,000		243,241
Hydro-Quebec,					
Gov't Gtd. Debs., Ser. HH	8.50	12/1/29	200,000		287,961
Hydro-Quebec,					
Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000		31,072
MidAmerican Energy Holdings,					
Sr. Unscd. Notes	5.88	10/1/12	950,000		1,011,142
NiSource Finance,					
Gtd. Notes	5.40	7/15/14	150,000	b	147,504
Ohio Power,					
Sr. Unscd. Notes, Ser. F	5.50	2/15/13	400,000		414,501
Oncor Electric Delivery,					
Sr. Unscd. Notes	7.00	5/1/32	250,000		256,555
Pacific Gas & Electric,					
Sr. Unscd. Bonds	6.05	3/1/34	465,000		463,342
Pacificorp,					
First Mortgage Bonds	5.75	4/1/37	235,000		229,239
PPL Electric Utilities,					
Sr. Scd. Bonds	6.25	8/15/09	300,000		311,068
Progress Energy,					
Sr. Notes	7.10	3/1/11	500,000		539,391
Public Service Company of					
Colorado, First Mortgage Bonds	7.88	10/1/12	350,000		403,339
Public Service Electric & Gas,					
Scd. Notes	5.25	7/1/35	230,000		207,580
South Carolina Electric & Gas,					

First Mortgage Bonds	6.63	2/1/32	200,000		215,067
Southern California Edison,					
Sr. Unscd. Notes	6.65	4/1/29	450,000	b	476,545
Southern Power,					
Sr. Unscd. Notes, Ser. D	4.88	7/15/15	300,000		291,137
Virginia Electric & Power,					
Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000		507,691
					8,132,739
Food & Beverages--.9%					
Anheuser-Busch Cos.,					
Sr. Unscd. Bonds	5.00	1/15/15	1,000,000		1,015,520
Bottling Group,					
Gtd. Notes	4.63	11/15/12	350,000		361,175
Coca-Cola Enterprises,					
Debs.	6.70	10/15/36	250,000		272,879
Coca-Cola Enterprises,					
Debs.	8.50	2/1/22	100,000		126,575
ConAgra Foods,					
Sr. Unscd. Notes	7.00	10/1/28	350,000		372,798
General Mills,					
Sr. Unscd. Notes	6.00	2/15/12	125,000		131,202
H.J. Heinz,					
Sr. Unscd. Debs.	6.38	7/15/28	100,000		97,984
Hershey,					
Unsub. Notes	5.30	9/1/11	750,000		791,879
Hershey,					
Debs.	8.80	2/15/21	30,000		40,247
Kroger,					
Gtd. Notes	7.25	6/1/09	550,000		569,383
Nabisco,					
Sr. Unscd. Debs.	7.55	6/15/15	640,000		704,636
Safeway,					
Sr. Unscd. Notes	5.80	8/15/12	210,000		219,048
Sara Lee,					
Sr. Unscd. Notes	6.25	9/15/11	300,000		319,616
SYSCO,					
Sr. Unscd. Notes	5.38	9/21/35	350,000	b	323,958
Tyson Foods,					
Sr. Unscd. Notes	6.85	4/1/16	90,000	a	90,517
					5,437,417
Foreign/Governmental--2.0%					
Asian Development Bank,					
Sr. Unsub. Notes	4.50	9/4/12	750,000		791,153
European Investment Bank,					
Unsub. Notes	4.63	5/15/14	500,000		534,864
European Investment Bank,					
Bonds	4.63	10/20/15	350,000		371,258
European Investment Bank,					
Bonds	4.88	1/17/17	350,000	b	374,174
International Bank for					
Reconstruction & Development,					
Notes	5.00	4/1/16	700,000		751,599
International Bank for					
Reconstruction & Development,					
Unsub. Bonds	7.63	1/19/23	175,000		234,937
Malaysia Government,					
Unsub. Notes	8.75	6/1/09	330,000		352,869
Province of British Columbia					
Canada, Bonds, Ser. USD-2	6.50	1/15/26	25,000		30,770

Province of Manitoba Canada,				
Debs., Ser. CB	8.80	1/15/20	10,000	13,282
Province of Ontario Canada,				
Unscd. Bonds	3.63	10/21/09	1,200,000 b	1,218,445
Province of Ontario Canada,				
Unsub. Bonds	5.50	10/1/08	500,000	508,597
Province of Quebec Canada,				
Unscd. Notes	4.60	5/26/15	700,000	721,382
Province of Quebec Canada,				
Debs., Ser. NJ	7.50	7/15/23	200,000	253,677
Province of Saskatchewan Canada,				
Debs.	7.38	7/15/13	500,000	602,645
Republic of Chile,				
Unsub. Bonds	5.50	1/15/13	350,000 b	370,160
Republic of Finland,				
Bonds	6.95	2/15/26	25,000	30,588
Republic of Italy,				
Notes	5.38	6/15/33	550,000	573,194
Republic of Italy,				
Debs.	6.88	9/27/23	610,000	747,559
Republic of Poland,				
Unsub. Notes	5.25	1/15/14	250,000	265,370
Republic of South Africa,				
Notes	6.50	6/2/14	170,000	180,625
United Mexican States,				
Notes	5.63	1/15/17	590,000	611,535
United Mexican States,				
Notes, Ser. A	6.75	9/27/34	550,000	597,575
United Mexican States,				
Notes	9.88	2/1/10	1,525,000	1,707,238
				11,843,496
Health Care--.8%				
Amgen,				
Sr. Unscd. Notes	5.85	6/1/17	400,000 c	411,096
Astrazeneca,				
Sr. Unsub. Notes	6.45	9/15/37	450,000	488,621
Eli Lilly & Co.,				
Sr. Unscd. Notes	7.13	6/1/25	200,000	236,356
GlaxoSmithKline Capital,				
Gtd. Notes	4.38	4/15/14	500,000	493,862
Johnson & Johnson,				
Unscd. Debs.	4.95	5/15/33	170,000	160,510
Merck & Co.,				
Sr. Unscd. Debs.	6.40	3/1/28	150,000	163,223
Quest Diagnostics,				
Gtd. Notes	5.45	11/1/15	500,000	498,696
Schering-Plough,				
Sr. Unscd. Bonds	5.55	12/1/13	1,000,000 a	1,055,178
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	85,000	84,808
UnitedHealth Group,				
Sr. Unscd. Notes	5.00	8/15/14	300,000	294,692
WellPoint,				
Sr. Unscd. Bonds	5.25	1/15/16	375,000	370,046
Wellpoint,				
Sr. Unscd. Notes	6.80	8/1/12	300,000	335,832
Wyeth,				
Sr. Unscd. Notes	5.95	4/1/37	200,000	197,932
Wyeth,				

Sr. Unscd. Notes	6.50	2/1/34	200,000	211,306
				5,002,158

Industrial--.1%

Continental Airlines,
Pass-Through Certificates,

Ser. 974A	6.90	7/2/19	195,781	195,683

Mohawk Industries,

Sr. Unscd. Notes	6.13	1/15/16	70,000	69,643

US Steel,

Sr. Unsub. Notes	5.65	6/1/13	250,000	242,814

USA Waste Services,

Sr. Unscd. Notes	7.00	7/15/28	150,000	158,322
				666,462

Machinery--.2%

Caterpillar,

Sr. Unscd. Debs.	6.05	8/15/36	375,000	384,020

Deere & Co.,

Sr. Unscd. Notes	6.95	4/25/14	625,000	699,671
				1,083,691

Manufacturing--.1%

General Electric,

Sr. Unscd. Notes	5.00	2/1/13	500,000	516,105

Tyco International Group,

Gtd. Notes	6.88	1/15/29	235,000	223,748
				739,853

Media--.6%

AT & T Broadband,

Gtd. Notes	9.46	11/15/22	304,000	384,704

Comcast Cable Communications,

Gtd. Notes	6.75	1/30/11	600,000	632,492

Comcast,

Gtd. Notes	6.45	3/15/37	200,000	194,436

COX Communications,

Bonds	5.50	10/1/15	450,000	444,586

News America Holdings,

Gtd. Debs.	8.25	8/10/18	150,000	178,168

News America,

Gtd. Notes	6.20	12/15/34	250,000	241,583

Time Warner,

Gtd. Debs.	6.50	11/15/36	200,000	188,907

Time Warner,

Gtd. Debs	6.95	1/15/28	325,000	326,132

Time Warner,

Gtd. Notes	7.63	4/15/31	300,000	325,050

Viacom,

Gtd. Debs	5.50	5/15/33	250,000	209,288

Viacom,

Sr. Unscd. Notes	6.88	4/30/36	150,000	147,015

Walt Disney,

Sr. Unscd. Notes	7.00	3/1/32	150,000	173,727

Walt Disney,

Sr. Unscd. Debs.	7.55	7/15/93	100,000	122,224
				3,568,312

Oil & Gas--1.3%

Amerada Hess,

Sr. Unscd. Bonds	7.88	10/1/29	125,000	149,500

Anadarko Finance,

Gtd. Notes, Ser. B	6.75	5/1/11	300,000	321,379

Anadarko Petroleum,

Sr. Unscd. Notes	5.95	9/15/16	350,000	361,512
Apache,				
Sr. Unscd. Notes	6.00	1/15/37	380,000	381,284
Canadian Natural Resources,				
Notes	4.90	12/1/14	350,000	339,302
ConocoPhillips,				
Gtd. Notes	5.90	10/15/32	500,000	511,442
ConocoPhillips,				
Sr. Unscd. Notes	8.75	5/25/10	200,000	222,834
Devon Financing,				
Gtd. Debs.	7.88	9/30/31	275,000	334,677
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	335,000	338,239
Marathon Oil,				
Sr. Unscd. Notes	6.60	10/1/37	350,000	361,818
Nexen,				
Unscd. Notes	5.20	3/10/15	150,000	147,110
Oneok,				
Unscd. Notes	5.20	6/15/15	200,000	197,452
PanCanadian Petroleum,				
Bonds	7.20	11/1/31	150,000	161,888
Pemex Project Funding Master				
Trust, Gtd. Notes	7.38	12/15/14	400,000	449,600
Petro-Canada,				
Notes	4.00	7/15/13	450,000	425,035
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	500,000	541,556
Shell International Finance,				
Gtd. Notes	5.63	6/27/11	500,000	534,668
Spectra Energy,				
Sr. Unscd. Notes	8.00	10/1/19	225,000	264,707
Suncor Energy,				
Bonds	6.50	6/15/38	100,000	102,312
Talisman Energy,				
Unscd. Notes	6.25	2/1/38	200,000	192,747
Tennessee Gas Pipeline,				
Sr. Unscd. Debs.	7.00	10/15/28	390,000	396,073
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000 b	189,782
Transocean,				
Sr. Unscd. Notes	7.50	4/15/31	150,000	166,183
Valero Energy,				
Sr. Unscd. Notes	6.63	6/15/37	115,000	113,959
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	75,548
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	200,000	200,143
				7,480,750
Paper & Forest Products--.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	200,000	214,220
MeadWestvaco,				
Gtd. Notes	6.85	4/1/12	500,000	530,815
				745,035
Pipelines--.2%				
Kinder Morgan Energy Partners,				
Sr. Unscd. Notes	7.40	3/15/31	350,000	376,614
ONEOK Partners,				
Gtd. Notes	6.15	10/1/16	545,000	557,378

					933,992
Property & Casualty Insurance--.8%					
Aetna,					
Sr. Unscd. Notes	6.63	6/15/36	300,000		299,542
Aetna,					
Gtd. Debs.	7.63	8/15/26	50,000		56,805
Allstate,					
Sr. Unscd. Notes	5.55	5/9/35	175,000		154,623
Allstate,					
Sr. Unscd. Debs.	6.75	5/15/18	350,000		393,988
American International Group,					
Sr. Unscd. Notes	5.60	10/18/16	600,000		604,728
AON Capital Trust A,					
Gtd. Cap. Secs.	8.21	1/1/27	70,000		71,881
AXA,					
Sub. Bonds	8.60	12/15/30	165,000		187,107
Berkshire Hathaway Finance,					
Gtd. Notes	4.85	1/15/15	200,000		202,650
CNA Financial,					
Sr. Unscd. Notes	6.50	8/15/16	100,000		102,336
GE Global Insurance Holdings,					
Sr. Unscd. Notes	7.00	2/15/26	150,000		159,936
Marsh & McLennan Cos.,					
Sr. Unscd. Bonds	5.88	8/1/33	200,000		176,101
MetLife,					
Sr. Unscd. Notes	6.13	12/1/11	260,000		276,340
MetLife,					
Sr. Unscd. Notes	6.38	6/15/34	200,000		200,970
Nationwide Financial Services,					
Sr. Notes	6.25	11/15/11	350,000		369,663
Principal Financial Group,					
Gtd. Notes	6.05	10/15/36	225,000		213,138
Progressive,					
Sr. Unscd. Notes	6.63	3/1/29	100,000		103,421
Prudential Financial,					
Sr. Unscd. Notes, Ser. B	4.75	4/1/14	350,000		343,281
St. Paul Travelers Cos.,					
Sr. Unscd. Notes	5.50	12/1/15	200,000		203,139
Torchmark,					
Debs.	8.25	8/15/09	150,000		160,063
Willis North America,					
Gtd. Notes	6.20	3/28/17	335,000		341,639
					4,621,351
Real Estate Investment Trusts--.3%					
Boston Properties,					
Sr. Unscd. Notes	5.00	6/1/15	500,000		448,497
Brandywine Operating Partnership,					
Gtd. Notes	5.75	4/1/12	130,000		128,816
ERP Operating,					
Sr. Unscd. Notes	5.20	4/1/13	600,000	b	581,903
iStar Financial,					
Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000		152,336
Regency Centers,					
Gtd. Notes	5.88	6/15/17	200,000		193,133
Simon Property Group,					
Sr. Unscd. Notes	6.35	8/28/12	400,000		410,533
					1,915,218
Restaurants--.1%					
Starbucks,					

Sr. Unscd. Bonds	6.25	8/15/17	750,000	**773,594**
Retail--.6%				
Costco Wholesale,				
Sr. Unscd. Notes	5.50	3/15/17	500,000	517,903
CVS Caremark,				
Sr. Unscd. Notes	6.25	6/1/27	500,000	499,667
Home Depot,				
Sr. Unscd. Notes	3.75	9/15/09	1,000,000	986,796
J.C. Penney,				
Sr. Unscd. Notes	8.00	3/1/10	350,000	367,979
Macy's Retail Holdings,				
Gtd. Debs.	7.45	7/15/17	350,000	357,942
May Department Stores,				
Gtd. Notes	6.70	7/15/34	200,000	173,031
Target,				
Sr. Unscd. Notes	5.38	5/1/17	400,000	397,952
Target,				
Sr. Unscd. Debs.	7.00	7/15/31	125,000	128,735
Wal-Mart Stores,				
Sr. Unscd. Notes	5.25	9/1/35	400,000	356,091
				3,786,096
State/Territory Gen Oblg--.1%				
State of Illinois Taxable Pension				
Funding, Bonds	5.10	6/1/33	450,000	**445,901**
Technology--.5%				
Electronic Data Systems,				
Sr. Unscd. Notes, Ser. B	6.50	8/1/13	125,000 a	127,418
International Business Machines,				
Sr. Unscd. Notes	5.70	9/14/17	600,000	631,466
International Business Machines,				
Sr. Unscd. Debs., Ser. A	7.50	6/15/13	75,000	86,036
International Business Machines,				
Sr. Unscd. Notes	8.38	11/1/19	300,000	380,887
Oracle,				
Sr. Unscd. Notes	5.00	1/15/11	1,000,000	1,025,167
Xerox,				
Sr. Unscd. Notes	6.75	2/1/17	750,000	785,403
				3,036,377
Telecommunications--2.0%				
America Movil,				
Unscd. Notes	6.38	3/1/35	100,000	95,950
AT & T Wireless Services,				
Sr. Unscd. Notes	8.13	5/1/12	250,000	284,469
AT & T Wireless,				
Sr. Unscd. Notes	7.88	3/1/11	1,125,000	1,238,451
AT&T,				
Sr. Unscd. Notes	8.00	11/15/31	370,000 a	446,575
BellSouth Telecommunications,				
Unscd. Debs.	6.38	6/1/28	550,000 b	549,813
British Telecommunications,				
Bonds	9.13	12/15/30	150,000 a	197,022
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	500,000	517,554
Comcast,				
Gtd. Notes	6.95	8/15/37	365,000	376,327
Deutsche Telekom International				
Finance, Gtd. Bonds	8.25	6/15/30	300,000 a	372,688
Embarq,				
Sr. Unscd. Notes	8.00	6/1/36	150,000	150,274

France Telecom,				
Sr. Unsub. Notes	8.50	3/1/31	220,000 a	281,097
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	250,000	299,183
Motorola,				
Sr. Unscd. Debs.	7.50	5/15/25	150,000	152,495
New Jersey Bell Telephone,				
Sr. Unscd. Bonds	8.00	6/1/22	25,000	28,770
Pacific-Bell,				
Sr. Unscd. Debs.	7.13	3/15/26	310,000	329,497
SBC Communications,				
Sr. Unscd. Notes	5.88	8/15/12	775,000	820,412
Sprint Capital,				
Gtd. Notes	7.63	1/30/11	1,500,000	1,523,963
Telecom Italia Capital,				
Gtd. Notes	6.38	11/15/33	200,000	196,207
Telefonica Emisiones,				
Gtd. Notes	7.05	6/20/36	200,000	221,641
Telefonica Europe,				
Gtd. Notes	7.75	9/15/10	200,000	216,384
Time Warner Cable,				
Gtd. Debs	6.55	5/1/37	350,000	347,834
U.S. West Communications,				
Debs.	6.88	9/15/33	215,000	195,650
Verizon Global Funding,				
Sr. Unscd. Notes	7.25	12/1/10	500,000	542,338
Verizon Global Funding,				
Sr. Unscd. Notes	7.38	9/1/12	500,000	561,375
Verizon Global Funding,				
Sr. Unscd. Notes	7.75	12/1/30	600,000	702,296
Vodafone Group,				
Sr. Unscd. Notes	5.63	2/27/17	500,000	502,233
Vodafone Group,				
Sr. Unscd. Notes	7.75	2/15/10	580,000	619,125
				11,769,623
Transportation--.2%				
Burlington Northern Santa Fe,				
Unscd. Debs.	7.00	12/15/25	100,000	105,827
Canadian National Railway,				
Unscd. Notes	6.90	7/15/28	100,000	108,814
CSX,				
Sr. Unscd. Bonds	6.15	5/1/37	200,000	184,154
FedEx,				
Sr. Unscd. Notes	9.65	6/15/12	225,000	267,604
Norfolk Southern,				
Sr. Unscd. Notes	5.59	5/17/25	10,000	9,253
Norfolk Southern,				
Sr. Notes	7.80	5/15/27	250,000	296,466
Union Pacific,				
Sr. Unscd. Debs.	6.63	2/1/29	200,000	205,743
United Parcel Service of America,				
Sr. Unscd. Debs.	8.38	4/1/30	10,000 a	12,651
				1,190,512
U.S. Government Agencies--9.4%				
Federal Farm Credit Banks,				
Bonds	5.13	8/25/16	350,000	374,563
Federal Home Loan Banks,				
Bonds	5.00	11/17/17	1,000,000	1,062,721
Federal Home Loan Banks,				

Bonds, Ser. 455	3.00	4/15/09	5,675,000	5,701,548
Federal Home Loan Banks,				
Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,728,762
Federal Home Loan Banks,				
Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,712,639
Federal Home Loan Banks,				
Bonds	4.75	12/16/16	1,000,000	1,047,044
Federal Home Loan Banks,				
Bonds	4.88	11/18/11	3,000,000	3,186,141
Federal Home Loan Banks,				
Bonds	5.50	7/15/36	180,000	199,289
Federal Home Loan Mortgage Corp.,				
Notes	3.63	9/15/08	1,000,000	1,005,460
Federal Home Loan Mortgage Corp.,				
Notes	4.00	12/15/09	2,350,000	2,406,339
Federal Home Loan Mortgage Corp.,				
Notes	4.38	7/17/15	1,985,000	2,045,352
Federal Home Loan Mortgage Corp.,				
Notes	4.75	1/18/11	1,250,000	1,310,844
Federal Home Loan Mortgage Corp.,				
Notes	4.88	11/15/13	1,000,000	1,068,453
Federal Home Loan Mortgage Corp.,				
Notes,	5.13	7/15/12	1,000,000	1,076,493
Federal Home Loan Mortgage Corp.,				
Notes	5.13	10/18/16	750,000	805,763
Federal Home Loan Mortgage Corp.,				
Notes	5.13	11/17/17	650,000	696,576
Federal Home Loan Mortgage Corp.,				
Notes	5.50	9/15/11	500,000	541,351
Federal Home Loan Mortgage Corp.,				
Notes	5.75	1/15/12	2,500,000	2,736,103
Federal Home Loan Mortgage Corp.,				
Sub. Notes	5.88	3/21/11	650,000	698,439
Federal Home Loan Mortgage Corp.,				
Notes	6.25	7/15/32	650,000	785,312
Federal National Mortgage				
Association, Bonds	4.38	3/15/13	1,750,000	1,827,210
Federal National Mortgage				
Association, Notes	4.38	10/15/15	850,000	875,299
Federal National Mortgage				
Association, Notes	4.63	10/15/14	1,500,000	1,577,736
Federal National Mortgage				
Association, Notes	5.25	1/15/09	7,525,000	7,711,537
Federal National Mortgage				
Association, Sub. Notes	5.25	8/1/12	1,000,000	1,066,907
Federal National Mortgage				
Association, Notes	5.25	9/15/16	1,225,000	1,327,557
Federal National Mortgage				
Association, Notes	5.38	11/15/11	1,250,000	1,351,099
Federal National Mortgage				
Association, Notes	5.38	6/12/17	360,000	393,844
Federal National Mortgage				
Association, Notes	5.50	3/15/11	1,200,000	1,286,980
Federal National Mortgage				
Association, Bonds	6.25	5/15/29	1,300,000	1,546,617
Federal National Mortgage				
Association, Notes	7.25	1/15/10	1,450,000	1,575,042
Financing (FICO),				
Bonds	8.60	9/26/19	40,000	55,151

Financing (FICO),				
Bonds, Ser. E	9.65	11/2/18	510,000	740,500
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	750,000	793,298
Tennessee Valley Authority,				
Bonds, Ser. C	6.00	3/15/13	450,000	501,723
				55,819,692
U.S. Government Agencies/Mortgage-Backed--37.8%				
Federal Home Loan Mortgage Corp:				
4.00%, 9/1/08 - 9/1/18			1,193,481	1,177,298
4.14%, 2/1/35			1,153,729 a	1,174,899
4.50%, 5/1/10 - 9/1/35			6,600,870	6,557,653
4.65%, 2/1/34			1,188,480 a	1,210,379
4.67%, 8/1/35			810,395 a	839,975
5.00%, 12/1/17 - 5/1/37			18,095,712	18,125,995
5.32%, 3/1/37			594,562 a	609,236
5.50%			3,500,000 d	3,543,204
5.50%, 9/1/09 - 7/1/37			23,569,511	23,922,256
5.50%, 2/1/37			1,830,128 a	1,882,288
5.65%, 4/1/36			1,117,211 a	1,148,153
6.00%, 12/1/13 - 10/1/37			16,331,820	16,764,266
6.50%, 3/1/11 - 11/1/37			5,095,280	5,303,749
7.00%, 9/1/11 - 7/1/34			449,454	478,052
7.50%, 7/1/10 - 11/1/33			237,525	256,127
8.00%, 5/1/26 - 10/1/31			108,461	118,046
8.50%, 6/1/30			3,176	3,534
Federal National Mortgage Association:				
3.83%, 6/1/34			717,207 a	724,165
4.50%			1,600,000 d	1,603,501
5.50%			3,600,000 d	3,647,812
6.00%			3,800,000 d	3,899,157
4.00%, 9/1/18 - 10/1/20			1,787,145	1,763,285
4.33%, 1/1/35			906,262 a	926,086
4.39%, 6/1/34			232,607 a	231,196
4.50%, 4/1/18 - 8/1/35			5,522,625	5,489,277
4.58%, 3/1/34			1,063,756 a	1,078,583
4.86%, 9/1/35			1,759,999 a	1,792,658
5.00%, 5/1/10 - 1/1/38			25,346,852	25,377,055
5.19%, 11/1/36			813,290 a	851,271
5.50%, 2/1/37			1,481,723 a	1,517,146
5.50%, 1/1/17 - 1/1/38			32,795,537	33,294,407
6.00%, 6/1/11 - 1/1/38			24,374,646	25,048,487
6.50%, 1/1/11 - 8/1/37			8,563,652	8,916,124
7.00%, 8/1/08 - 7/1/37			1,808,747	1,911,432
7.50%, 8/1/15 - 3/1/32			301,512	326,465
8.00%, 5/1/27 - 10/1/30			40,790	44,409
8.50%, 2/1/25			4,212	4,638
9.00%, 10/1/30			4,093	4,549
Government National Mortgage Association I:				
6.00%			1,500,000 d	1,548,984
4.50%, 6/15/19 - 8/15/33			874,506	868,909
5.00%, 3/15/18 - 5/15/37			4,203,431	4,219,963
5.50%, 2/15/33 - 1/15/38			6,821,711	6,961,661
6.00%, 4/15/17 - 10/15/37			4,794,595	4,956,658
6.50%, 9/15/08 - 10/15/36			1,710,823	1,784,694
7.00%, 10/15/11 - 8/15/32			299,609	320,862
7.50%, 12/15/26 - 10/15/32			142,656	154,127
8.00%, 8/15/24 - 3/15/32			53,743	59,071
8.50%, 10/15/26			19,478	21,512

9.00%, 2/15/22 - 2/15/23	14,399	15,868
		222,479,122

U.S. Government Securities--23.7%

U.S. Treasury Bonds:

4.50%, 2/15/36	1,955,000 b	1,999,142
4.75%, 2/15/37	680,000 b	724,626
5.00%, 5/15/37	300,000 b	332,367
5.38%, 2/15/31	2,310,000 b	2,648,020
5.50%, 8/15/28	2,000,000 b	2,305,782
6.13%, 8/15/29	1,400,000 b	1,743,547
6.25%, 8/15/23	2,450,000 b	3,010,631
6.50%, 11/15/26	770,000 b	983,255
7.13%, 2/15/23	1,575,000 b	2,084,046
7.25%, 5/15/16	2,300,000 b	2,906,087
7.25%, 8/15/22	870,000 b	1,159,275
7.88%, 2/15/21	3,130,000 b	4,321,112
8.00%, 11/15/21	790,000 b	1,109,642
8.13%, 8/15/19	1,850,000 b	2,561,961
8.13%, 5/15/21	1,150,000 b	1,621,950
8.75%, 5/15/17	775,000 b	1,082,215
8.75%, 5/15/20	775,000 b	1,129,745
8.88%, 8/15/17	2,725,000 b	3,851,619
9.00%, 11/15/18	660,000 b	958,960
11.25%, 2/15/15	3,525,000 b	5,271,803
12.00%, 8/15/13	1,445,000 b	1,518,380
12.50%, 8/15/14	40,000	46,128

U.S. Treasury Notes:

3.13%, 9/15/08	500,000 b	502,852
3.25%, 12/31/09	5,500,000 b	5,612,580
4.00%, 2/15/14	5,000,000 b	5,265,235
4.13%, 8/31/12	5,500,000 b	5,820,122
4.38%, 8/15/12	5,425,000 b	5,811,108
4.50%, 2/28/11	3,500,000 b	3,726,135
4.50%, 11/30/11	7,400,000 b	7,927,835
4.50%, 3/31/12	2,950,000 b	3,164,798
4.63%, 2/15/17	1,300,000 b	1,401,767
4.75%, 11/15/08	12,100,000 b	12,342,956
4.75%, 3/31/11	1,800,000 b	1,932,469
4.75%, 8/15/17	2,000,000 b	2,177,814
4.88%, 7/31/11	4,500,000 b	4,863,519
4.88%, 2/15/12	2,400,000 b	2,613,377
5.00%, 2/15/11	3,400,000 b	3,670,409
5.00%, 8/15/11	3,250,000 b	3,529,299
5.13%, 5/15/16	700,000 b	780,445
5.75%, 8/15/10	3,800,000 b	4,131,314
6.00%, 8/15/09	14,275,000 b	15,105,862
6.50%, 2/15/10	5,100,000 b	5,538,682
		139,288,871

Total Bonds and Notes

(cost $568,922,544)		**582,143,629**

Other Investment--2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $12,969,000)	12,969,000 e	**12,969,000**

**Investment of Cash Collateral for
Securities Loaned--25.1%**

Registered Investment Company;

Dreyfus Institutional Cash
    Advantage Plus Fund
    (cost $148,476,554)   148,476,554 [e]   **148,476,554**

Total Investments (cost $730,368,098)	**125.8%**	**743,589,183**
Liabilities, Less Cash and Receivables	**(25.8%)**	**(152,677,032)**
Net Assets	**100.0%**	**590,912,151**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's
    securities on loan is $137,093,014 and the total market value of the collateral held by the fund is $148,476,554.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, this
    security amounted to $411,096 or 0.1% of net assets.

d   Purchased on a forward commitment basis.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Disciplined Stock Fund

January 31, 2008 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Consumer Discretionary--9.2%		
Apollo Group, Cl. A	63,490 a	5,062,693
Autoliv	85,800 b	4,285,710
Best Buy	145,520 b	7,102,831
Discovery Holding, Cl. A	160,770 a	3,733,079
Gap	367,870	7,033,674
Johnson Controls	165,280 b	5,845,954
McDonald's	85,354	4,570,707
News, Cl. A	207,710	3,925,719
Omnicom Group	241,300	10,947,781
Ross Stores	121,840	3,551,636
TJX Cos.	213,500	6,738,060
Viacom, Cl. B	133,690 a	5,181,824
Walt Disney	174,440 b	5,220,989
		73,200,657
Consumer Staples--11.2%		
Altria Group	236,530	17,933,705
Cadbury Schweppes, ADR	125,190	5,554,680
Coca-Cola Enterprises	153,740	3,546,782
ConAgra Foods	284,230	6,119,472
CVS Caremark	338,180	13,212,693
Kroger	299,840	7,630,928
SUPERVALU	295,920 b	8,895,355
SYSCO	278,750	8,097,688
Wal-Mart Stores	352,410	17,930,621
		88,921,924
Energy--12.1%		
Anadarko Petroleum	66,910	3,920,257
Chesapeake Energy	236,230	8,794,843
Chevron	222,340 b	18,787,730
ConocoPhillips	343,640	27,601,165
ENSCO International	160,490	8,204,249
Marathon Oil	95,350	4,467,147
Nabors Industries	197,320 a	5,371,050
National Oilwell Varco	88,480 a	5,329,150
Valero Energy	63,120	3,736,073
XTO Energy	199,687 b	10,371,743
		96,583,407
Financial--17.9%		
American Express	230,380	11,362,342
American International Group	299,720	16,532,555
Bank of America	411,600 b	18,254,460
Chubb	211,050	10,930,280
Citigroup	220,090 b	6,210,940
CME Group	16,850 b	10,428,465
Goldman Sachs Group	68,390	13,730,660
JPMorgan Chase & Co.	465,680 b	22,143,084
MetLife	217,970	12,853,691
Morgan Stanley	167,450 b	8,277,054
Wells Fargo & Co.	371,240 b	12,625,872
		143,349,403
Health Care--12.3%		
Baxter International	252,740	15,351,428
Becton, Dickinson & Co.	57,670	4,990,185

CIGNA	139,920	6,878,467
Covidien	99,920	4,459,430
Hospira	170,320 [a]	7,001,855
Johnson & Johnson	263,970	16,698,742
Merck & Co.	220,750	10,216,310
Pfizer	564,344	13,200,006
Schering-Plough	301,760	5,905,443
St. Jude Medical	113,400	4,593,834
Thermo Fisher Scientific	165,000 [a]	8,495,850
		97,791,550
Industrial--12.0%		
Allied Waste Industries	384,200 [a]	3,784,370
Dover	124,690	5,032,488
Eaton	109,070	9,026,633
Emerson Electric	177,630	9,030,709
General Electric	615,140	21,782,107
Goodrich	108,900	6,811,695
L-3 Communications Holdings	61,210	6,783,904
Lockheed Martin	81,920	8,840,806
Raytheon	71,580	4,662,721
Terex	80,250	4,715,490
Textron	123,370	6,914,889
Tyco International	135,610	5,337,610
US Airways Group	191,741 [a]	2,647,943
		95,371,365
Information Technology--15.1%		
Amphenol, Cl. A	100,490 [b]	4,013,571
Apple	48,970 [a]	6,628,579
Cisco Systems	579,230 [a]	14,191,135
EMC	429,410	6,814,737
Google, Cl. A	9,130 [a,b]	5,152,059
Hewlett-Packard	258,680	11,317,250
Intel	496,250	10,520,500
International Business Machines	157,980	16,957,573
McAfee	172,010 [a]	5,789,857
Microsoft	660,410	21,529,366
Oracle	412,480 [a,b]	8,476,464
QUALCOMM	206,370	8,754,215
		120,145,306
Materials--2.8%		
Air Products & Chemicals	72,181	6,497,734
Allegheny Technologies	83,940	5,909,376
Freeport-McMoRan Copper & Gold	44,640 [b]	3,974,299
Rohm & Haas	117,880 [b]	6,288,898
		22,670,307
Telecommunication Services--4.5%		
AT & T	490,490	18,878,960
Verizon Communications	434,120 [b]	16,861,221
		35,740,181
Utilities--2.8%		
PG & E	145,360 [b]	5,965,574
Sempra Energy	290,310	16,228,329
		22,193,903
Total Common Stocks		
(cost $702,674,088)		**795,968,003**

Other Investment--.1%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		

(cost $746,000)	746,000 [c]	**746,000**

Investment of Cash Collateral for Securities Loaned--4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $32,773,422)	32,773,422 [c]	**32,773,422**
Total Investments (cost $736,193,510)	**104.1%**	**829,487,425**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(32,764,269)**
Net Assets	**100.0%**	**796,723,156**

ADR - American Depository Receipts

a   Non-income producing security.
b   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
     is $32,911,101 and the total market value of the collateral held by the fund is $32,773,422.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Reserves

January 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--20.5%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
4.93%, 6/3/08	10,000,000	10,000,000
Comerica Inc.		
4.72%, 5/5/08	20,000,000	20,000,000
Harris N.A.		
3.00%, 7/31/08	25,000,000	25,000,000
Regions Bank		
4.40%, 7/3/08	25,000,000	25,000,000
Union Bank of California, N.A.		
4.52% - 4.75%, 2/4/08 - 4/8/08	25,000,000	25,000,000
Wachovia Bank, N.A.		
4.90%, 4/30/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $130,000,000)		**130,000,000**
Commercial Paper--67.4%		
Allied Irish Banks N.A. Inc.		
3.21%, 7/25/08	25,000,000	24,615,972
Alpine Securitization Corp.		
3.25%, 4/28/08	10,000,000 a	9,922,183
Atlantic Asset Securitization LLC		
5.60%, 3/11/08	14,583,000 a	14,495,715
Barclays U.S. Funding Corp.		
3.05%, 7/23/08	20,000,000	19,711,186
BNP Paribas Finance Inc.		
3.66%, 7/18/08	25,000,000	24,580,817
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	20,000,000	19,822,256
Cancara Asset Securitisation Ltd.		
4.00%, 7/11/08	10,000,000 a	9,824,689
Chariot Funding LLC		
4.55%, 4/7/08	24,400,000 a	24,198,700
Commerzbank U.S. Finance Inc.		
5.09%, 4/16/08	20,000,000	19,793,333
CRC Funding LLC		
3.36%, 4/23/08	10,000,000 a	9,924,150
Daimler Chrysler Revolving Auto Conduit LLC		
4.91%, 2/7/08	20,734,000	20,717,240
Falcon Asset Securitization Corp.		
3.68%, 4/24/08	25,000,000 a	24,789,618
JPMorgan Chase & Co.		
5.15%, 2/4/08	20,000,000	19,991,567
Lehman Brothers Holdings Inc.		
3.82%, 7/11/08	25,000,000	24,580,729
Morgan Stanley		
5.20%, 3/28/08	10,000,000	9,921,211
Old Line Funding LLC		

5.27%, 2/20/08	20,000,000 a	19,945,111
Scaldis Capital Ltd.		
5.60%, 3/13/08	15,000,000 a	14,905,615
Societe Generale N.A. Inc.		
4.85%, 2/15/08	20,000,000	19,962,744
Solitaire Funding Ltd.		
4.65%, 4/7/08	20,000,000 a	19,831,333
Ticonderoga Master Funding Limited		
3.23%, 4/18/08	11,227,000 a	11,149,917
UBS Finance Delaware LLC		
2.94%, 8/1/08	15,000,000	14,780,083
Unicredit Delaware Inc.		
3.76%, 7/18/08	25,000,000	24,569,500
Windmill Funding Corp.		
4.50%, 4/4/08	25,000,000 a	24,805,313
Total Commercial Paper		
(cost $426,838,982)		**426,838,982**

Promissory Notes--3.2%

Goldman Sachs Group Inc.		
5.07% - 5.20%, 4/1/08 - 6/17/08		
(cost $20,000,000)	20,000,000 b	**20,000,000**

Repurchase Agreements--11.5%

Goldman, Sachs & Co.		
2.95%, dated 1/31/08, due 2/1/08 in the amount of		
$40,003,278 (fully collateralized by $357,802,106		
Federal Home Loan Mortgage Corp., Participation		
Certificates, 0%-97.764%, due 3/15/17-4/15/37, value		
$19,830,153, $573,149,121 Federal National		
Mortgage Association, .10%-4.274%, due 3/25/17-8/25/37,		
value $19,638,767 and $63,228,720 Federal National		
Mortgage Association, Strips, due 11/1/29,		
value $1,331,080)	40,000,000	40,000,000
Greenwich Capital Markets		
3.00%, dated 1/31/08, due 2/1/08 in the amount of		
$33,002,750 (fully collateralized by $68,620,226		
Corporate Bonds, 4.144%-10%, due 2/1/33-8/27/42,		
value $33,991,427)	33,000,000	33,000,000
Total Repurchase Agreements		
(cost $73,000,000)		**73,000,000**
Total Investments (cost $649,838,982)	**102.6%**	**649,838,982**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(16,222,479)**
Net Assets	**100.0%**	**633,616,503**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $183,792,344 or 29.0% of net assets.

b   These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 9/21/07 to 10/2/07 at a cost of $20,000,000. At January 31, 2008, the aggregate value of these securities was $20,000,000 representing 3.2% of net assets and are valued at cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus AMT-Free Municipal Reserves

January 31, 2008 (Unaudited)

Short-Term Investments--101.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--4.7%				
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.29	2/7/08	5,000,000 a,b	5,000,000
Arkansas--1.4%				
Arkansas Development Finance Authority, MFMR (FHA Insured Mortgage Loans) (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.50	2/7/08	1,455,000 a,b	1,455,000
Colorado--1.4%				
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.50	12/1/08	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.50	12/1/08	1,000,000	1,000,000
Connecticut--2.1%				
New Haven, GO Notes, BAN	4.00	3/26/08	2,230,000	2,230,736
District of Columbia--.9%				
Puttable Floating Option Tax Exempt Receipts (District of Columbia, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.50	2/7/08	1,000,000 a,b	1,000,000
Florida--25.1%				
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	2.87	2/7/08	1,515,000 a	1,515,000
Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank)	2.25	2/7/08	1,340,000 a	1,340,000
Citizens Property Insurance Corporation, High-Risk Account				

Senior Secured Revenue, Refunding (Insured; MBIA)	5.00	3/1/08	1,000,000	1,001,557
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	200,000	201,706
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	850,000	857,386
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	4.00	6/1/08	135,000	135,502
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	4.25	6/1/08	100,000	100,606
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	175,000	176,223
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	1,650,000	1,658,549
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	2.35	2/7/08	6,900,000 a	6,900,000
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; MBIA)	4.00	10/1/08	500,000	503,575
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls, Inc. Project) (LOC; SunTrust Bank)	2.22	2/7/08	3,535,000 a	3,535,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	2.22	2/7/08	1,750,000 a	1,750,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	1,830,000 a	1,830,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	140,000 a	140,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	2.20	2/7/08	495,000 a	495,000

Pasco County Educational Facilities Authority, Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	2.88	2/7/08	1,090,000 [a]	1,090,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	2.25	2/7/08	475,000 [a]	475,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	1,400,000 [a]	1,400,000
South Broward Hospital District, HR (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.30	2/7/08	385,000 [a,b]	385,000
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	825,000 [a]	825,000
Georgia--.6%				
Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank)	2.20	2/7/08	510,000 [a]	510,000
Georgia, GO Notes	6.00	7/1/08	125,000	126,104
Illinois--4.3%				
Chicago Housing Authority, Capital Program Revenue, Refunding (Insured; FSA)	5.00	7/1/08	230,000	230,920
Illinois, GO Notes (Fund for Infrastucture, Roads, Schools and Taxes)	5.00	10/1/08	1,000,000	1,016,180
Illinois Finance Authority, RAN (Higher Education Working Capital Loan Program - Elmhurst College)	4.50	4/24/08	3,300,000	3,305,593
Iowa--1.2%				
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program - Dordt College, Inc.)	4.91	5/20/08	1,000,000	1,003,270
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program - Iowa Wesleyan				

College)	5.62	5/20/08	250,000	251,037
Kansas--1.1%				
Junction City, GO Temporary Notes	5.00	6/1/08	1,000,000	1,003,203
Wyandotte County/Kansas City Unified Government, GO Notes (Insured; MBIA)	4.00	8/1/08	105,000	105,100
Kentucky--.4%				
Kentucky Area Development Districts Financing Trust, Lease Program Revenue (Lyon County Emergency Ambulance District) (LOC; Fifth Third Bank)	2.29	2/7/08	390,000 a	390,000
Maryland--1.0%				
Ocean City, GO Notes, Refunding (Insured; FSA)	4.00	12/1/08	1,005,000	1,018,537
Massachusetts--3.8%				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	2.90	2/1/08	4,000,000 a	4,000,000
Michigan--6.3%				
Battle Creek School District, GO Notes (School Building and Site Bonds) (Insured; FSA)	4.00	5/1/08	1,200,000	1,200,561
Detroit, Sewage Disposal System Senior Lien Revenue, Refunding (Insured; FSA)	5.00	7/1/08	730,000	733,508
Marquette Board of Light and Power, Electric System Revenue, Refunding (Insured; AMBAC)	3.80	7/1/08	2,000,000	2,000,733
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.23	2/7/08	1,000,000 a	1,000,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	750,000	753,121
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	1,000,000	1,004,431
Minnesota--4.0%				

Minneapolis Special School District Number 001, GO Notes (Insured; FSA)	5.00	2/1/08	100,000	100,000
Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	5.30	2/7/08	4,080,000 a,b	4,080,000
Missouri--2.4%				
Missouri Health and Educational Facilities Authority, School District Advance Program Notes (Fayette R-III School District)	4.25	11/3/08	920,000	925,007
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	1,625,000	1,633,699
Montana--1.6%				
Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	2.42	2/7/08	1,720,000 a,b	1,720,000
New Hampshire--2.8%				
New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	950,000	953,562
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.23	2/7/08	2,000,000 a	2,000,000
New York--2.8%				
Monroe County, GO Notes, RAN	4.00	4/15/08	3,000,000	3,002,393
Ohio--9.5%				
Hamilton City School District, School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	4,250,000 a,b	4,250,000
Hamilton County, EDR (Cincinnati Symphony				

Orchestra Project) (LOC; National City Bank)	2.31	2/7/08	3,800,000 a	3,800,000
University of Akron, General Receipts Bonds, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	5.00	2/7/08	2,000,000	2,000,000
Pennsylvania--10.3%				
Bucks County Water and Sewer Authority, Sewer System Revenue (Insured; FSA)	3.50	6/1/08	100,000	100,375
Dallastown Area School District, GO Notes (Insured; FGIC and Liquidity Facility; BNP Paribas)	5.00	2/7/08	400,000 a	400,000
Lancaster Industrial Development Authority, Revenue (Student Lodging, Inc. Project) (LOC; Fulton Bank)	2.30	2/7/08	2,410,000 a	2,410,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.40	2/7/08	550,000 a	550,000
Montgomery County Industrial Development Authority, Revenue (Independent Support Systems, Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	145,000 a	145,000
Pennsylvania Housing Finance Agency, SFMR	3.40	10/1/08	155,000	155,247
Punxsutawney Area School District, GO Notes (Insured; FSA)	4.00	4/15/08	115,000	115,317
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	5.30	2/7/08	7,000,000 a,b	7,000,000
Texas--12.4%				
Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue, Refunding (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	2.60	2/7/08	2,660,000 a,b	2,660,000
Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank AG and LOC; Permanent School Fund Guarantee Program)	2.30	2/7/08	3,305,000 a,b	3,305,000

Harris County Health Facilities Development Corporation, Special Facilities Revenue (Texas Medical Center Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.65	2/1/08	1,000,000 a	1,000,000
North Texas Tollway Authority, BAN	4.13	11/19/08	5,500,000	5,500,000
Travis County Health Facilities Development Corporation, Revenue (Ascension Health Credit Group) (Insured; MBIA)	5.75	11/15/08	500,000	508,237

Utah--.1%

Draper Municipal Building Authority, LR, Refunding (Insured; XLCA)	4.00	3/1/08	140,000	140,046

Virginia--1.2%

Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Pembroke Crossing Apartments, Inc. Project) (LOC; SunTrust Bank)	2.22	2/7/08	500,000 a	500,000
Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Summer Station Apartments, L.L.C. Project) (Liquidity Facility; SunTrust Bank)	2.22	2/7/08	800,000 a	800,000

Total Investments (cost $106,907,021)	**101.4%**	**106,907,021**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(1,470,802)**
Net Assets	**100.0%**	**105,436,219**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $30,855,000 or 29.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation		**CP**	Commercial Paper
EDR	Economic Development Revenue		**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company		**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank		**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association		**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes		**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association		**GO**	General Obligation
HR	Hospital Revenue		**IDB**	Industrial Development Board
IDC	Industrial Development Corporation		**IDR**	Industrial Development Revenue
LOC	Letter of Credit		**LOR**	Limited Obligation Revenue
LR	Lease Revenue		**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Reserves

January 31, 2008 (Unaudited)

U.S. Treasury Bills--22.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/24/08 (cost $49,410,333)	2.47	50,000,000	**49,410,333**
Repurchase Agreements--78.0%			
Bear Stearns Cos. Inc.			
dated 1/31/08, due 2/1/08 in the amount of			
$40,001,878 (fully collateralized by $36,015,000			
Treasury Inflation Protected Securities, 2.375%, due			
1/15/17, value $40,850,857)	1.69	40,000,000	40,000,000
Citigroup Global Markets Holdings Inc.			
dated 1/31/08, due 2/1/08 in the amount of			
$40,001,333 (fully collateralized by $16,144,000 U.S.			
Treasury Bonds, 8.125%, due 5/15/21, value			
$22,856,312 and $17,174,000 U.S. Treasury Notes,			
3.375%-4.875%, due 12/15/08-12/31/11, value			
$17,944,268)	1.20	40,000,000	40,000,000
Goldman, Sachs & Co.			
dated 1/31/08, due 2/1/08 in the amount of			
$14,100,627 (fully collateralized by $12,854,000			
Treasury Inflation Protected Securities, 2%, due			
1/15/16, value $14,382,710)	1.60	14,100,000	14,100,000
Greenwich Capital Markets			
dated 1/31/08, due 2/1/08 in the amount of			
$40,001,944 (fully collateralized by $37,900,000 U.S.			
Treasury Notes, 4.25%, due 8/15/14, value $40,801,159)	1.75	40,000,000	40,000,000
J.P. Morgan Chase & Co.			
dated 1/31/08, due 2/1/08 in the amount of			
$40,001,778 (fully collateralized by $41,230,000 U.S.			
Treasury Bills, due 7/17/08, value $40,802,444)	1.60	40,000,000	40,000,000
Total Repurchase Agreements			
(cost $174,100,000)			**174,100,000**
Total Investments (cost $223,510,333)		**100.2%**	**223,510,333**
Liabilities, Less Cash and Receivables		**(.2%)**	**(510,192)**
Net Assets		**100.0%**	**223,000,141**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Fund
January 31, 2008 (Unaudited)

Common Stocks--61.3%	Shares	Value ($)
Consumer Discretionary--9.7%		
Advance Auto Parts	22,587	805,904
Amazon.com	3,228 a	250,816
Best Buy	9,068	442,609
Coach	14,678 a	470,430
CVS Caremark	7,573	295,877
DeVry	13,413	740,263
Discovery Holding, Cl. A	13,107 a	304,345
Expedia	18,999 a	437,357
Gap	72,207	1,380,598
Home Depot	18,102	555,188
International Game Technology	11,328	483,366
Nordstrom	16,266	632,747
Omnicom Group	12,335	559,639
Royal Caribbean Cruises	15,809 b	636,786
Starbucks	20,818 a	393,668
Walt Disney	13,475	403,307
		8,792,900
Consumer Staples--8.3%		
Altria Group	11,904	902,561
Avon Products	24,487	857,535
Colgate-Palmolive	7,144	550,088
Dean Foods	24,946	698,488
Estee Lauder, Cl. A	10,663	449,979
Kraft Foods, Cl. A	19,490	570,277
Procter & Gamble	7,756	511,508
Wal-Mart Stores	35,815	1,822,267
Whole Foods Market	29,960 b	1,181,622
		7,544,325
Energy--5.1%		
Chevron	7,180	606,710
Exxon Mobil	21,987	1,899,677
Halliburton	13,362	443,218
Schlumberger	3,736	281,919
Sunoco	4,960	308,512
SunPower, Cl. A	3,869 a,b	267,309
Tesoro	7,338	286,549
Ultra Petroleum	8,092 a	556,730
		4,650,624
Exchange Traded Funds--.7%		
iShares Russell 1000 Growth Index Fund	4,196	234,892
Powershares QQQ	5,004 b	225,831
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,526 b	209,627
		670,350
Financial--6.3%		
Assurant	10,983	712,687
Charles Schwab	50,758	1,131,903
Citigroup	20,921	590,391
CME Group	982	607,760
Goldman Sachs Group	2,826	567,376
Janus Capital Group	19,637	530,395
State Street	6,642	545,441

Unum Group			44,193	999,646
				5,685,599
Health Care--8.1%				
Allergan			16,620	1,116,698
Amylin Pharmaceuticals			20,350 a	603,377
Genentech			10,703 a	751,244
Gilead Sciences			24,109 a	1,101,540
Johnson & Johnson			4,937	312,315
Medtronic			6,344	295,440
Merck & Co.			18,137	839,380
Pfizer			19,027	445,042
Pharmaceutical Product Development			17,045	739,071
Thermo Fisher Scientific			22,056 a	1,135,663
				7,339,770
Industrial--5.0%				
Canadian National Railway			9,591	483,482
Deere & Co.			5,095	447,137
FedEx			4,221	394,579
General Electric			50,860	1,800,953
Northwest Airlines			12,284 a	229,834
Union Pacific			2,408	301,072
Waste Management			27,072	878,216
				4,535,273
Information Technology--16.2%				
Accenture, Cl. A			12,369	428,215
Adobe Systems			24,399 a	852,257
Akamai Technologies			10,810 a	326,462
Apple			4,651 a	629,559
Broadcom, Cl. A			26,698 a	589,492
Cisco Systems			63,127 a	1,546,611
Corning			29,140	701,400
eBay			9,734 a	261,747
Electronic Arts			17,513 a	829,591
EMC			35,301 a	560,227
Google, Cl. A			1,877 a	1,059,191
Intel			38,489	815,967
Juniper Networks			24,696 a	670,496
KLA-Tencor			8,431	352,247
Marvell Technology Group			26,495 a	314,496
MEMC Electronic Materials			8,014 a	572,680
Microsoft			92,862	3,027,301
QUALCOMM			7,996	339,190
Teradata			12,946 a	308,374
Yahoo!			29,098 a	558,100
				14,743,603
Materials--1.4%				
Ecolab			6,913	333,552
Freeport-McMoRan Copper & Gold			3,058	272,254
Monsanto			2,763	310,672
Potash of Saskatchewan			2,453	345,579
				1,262,057
Telecommunication Services--.5%				
AT & T			12,299	**473,388**
Total Common Stocks				
(cost $55,438,212)				**55,697,889**
Bonds and Notes--35.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.2%				
Northrop Grumman,				
Gtd. Notes	7.13	2/15/11	75,000	81,453

Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	65,000	68,744
				150,197
Agricultural--.4%				
Altria Group,				
Sr. Unscd. Debs.	7.75	1/15/27	270,000	**347,544**
Asset-Backed Ctfs./Auto Receivables--1.0%				
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	100,000 c	92,834
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	185,000	187,805
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	195,000	196,417
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	100,000	94,166
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. C	5.80	2/15/13	100,000	93,608
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,844
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	112,659
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	105,000	106,235
				939,568
Asset-Backed Ctfs./Credit Cards--.7%				
BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	4.53	6/15/14	420,000 d	369,329
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	4.76	1/9/12	325,000 d	307,805
				677,134
Asset-Backed Ctfs./Home Equity Loans--1.0%				
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	175,000 d	165,512
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000 d	225,384
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	270,000 d	258,032
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	140,000 d	133,594
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 d	66,902
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.83	7/22/30	55,000 c,d	35,366
				884,790
Asset-Backed Ctfs./Manufactured Housing--.1%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	86,331	**90,278**
Banks--1.5%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	105,000	99,225
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	100,000 c,d	92,673
Colonial Bank,				
Sub. Notes	8.00	3/15/09	40,000	41,318
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	115,000 c,d	106,551
M&T Bank,				

Sr. Unscd. Bonds	5.38	5/24/12	105,000	107,437
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	180,000	183,944
Northern Rock,				
Sub. Notes	5.60	4/30/49	190,000 c,d	114,133
Resona Bank,				
Notes	5.85	9/29/49	130,000 c,d	120,329
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	110,000 c,d	110,220
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	140,000 d	137,208
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	105,000 d	89,433
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	140,000	137,141
				1,339,612
Chemicals--.3%				
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	110,000	110,649
Lubrizol,				
Gtd. Notes	4.63	10/1/09	145,000	146,705
Rohm & Haas,				
Unsub. Notes	5.60	3/15/13	30,000	31,288
				288,642
Commercial & Professional Services--.2%				
ERAC USA Finance,				
Bonds	5.60	5/1/15	90,000 c	87,391
ERAC USA Finance,				
Notes	7.95	12/15/09	50,000 c	53,220
				140,611
Commercial Mortgage Pass-Through Ctfs.--1.9%				
Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	40,000	40,172
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.69	9/11/38	100,000 d	100,524
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	70,000 c	69,914
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000 c	83,862
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	90,000 c	89,907
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 c	33,944
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. E	4.98	3/6/20	85,000 c,d	80,996
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. K	5.59	3/6/20	50,000 c,d	45,970
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2004-C1, Cl. A2	4.30	1/15/38	85,000	83,193
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	200,000	200,197
LB-UBS Commercial Mortgage Trust,				
Ser. 2001-C3, Cl. A2	6.37	12/15/28	150,000	156,423
Merrill Lynch Mortgage Trust,				
Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	145,000	144,699

Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	45,000 d	45,197
Morgan Stanley Capital I,				
Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000	149,825
Morgan Stanley Capital I,				
Ser. 2007-T27, Cl. A2	5.65	6/13/42	75,000 d	75,810
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000 c	28,638
TIAA Seasoned Commercial Mortgage				
Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	65,000 d	65,994
WAMU Commercial Mortgage				
Securities Trust,				
Ser. 2003-C1A, Cl. A	3.83	1/25/35	241,843 c	238,162
				1,733,427
Diversified Financial Services--3.4%				
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	50,000 d	49,257
Amvescap,				
Gtd. Notes	5.38	2/27/13	50,000	49,566
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	110,000	109,843
Boeing Capital,				
Sr. Unscd. Notes	7.38	9/27/10	160,000	175,157
BTM Curacao Holdings,				
Bank Gtd. Notes	4.76	7/21/15	225,000 c,d	227,483
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	130,000 c	95,190
Citigroup,				
Sr. Unscd. Notes	5.30	10/17/12	60,000	62,104
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	110,000 d	101,115
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	170,000	178,575
Ford Motor Credit,				
Unscd. Notes	7.38	10/28/09	195,000	187,862
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	115,000 c,d	116,438
General Electric Capital,				
Sr. Unscd. Notes	5.25	10/19/12	180,000	186,992
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	65,000 d	50,340
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	410,000 d	381,988
Janus Capital Group,				
Notes	6.25	6/15/12	75,000	78,721
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	205,000	176,777
John Deere Capital,				
Sr. Unscd. Notes	5.16	9/1/09	90,000 d	89,871
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	260,000	261,989
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	100,000 c	83,731
Lehman Brothers Holdings,				
Sr. Notes	6.00	7/19/12	50,000	51,292
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	100,000	104,164
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	155,000	149,253
Morgan Stanley,				

Sr. Unscd. Notes		6.60	4/1/12	95,000	101,181
					3,068,889

Electric Utilities--1.5%

Cleveland Electric Illumination,					
Sr. Unscd. Notes		5.70	4/1/17	120,000	119,474
Consolidated Edison of NY,					
Sr. Unscd. Debs., Ser. D		5.30	12/1/16	95,000	95,919
Consumers Energy,					
First Mortgage Bonds, Ser. O		5.00	2/15/12	235,000	238,572
Duke Energy Carolinas,					
First Mortgage Notes		5.25	1/15/18	15,000	15,278
FPL Group Capital,					
Gtd. Debs.		5.63	9/1/11	220,000	230,054
Gulf Power,					
Sr. Unsub. Notes, Ser. M		5.30	12/1/16	115,000	116,928
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	140,000	145,963
Nevada Power,					
Mortgage Notes, Ser. R		6.75	7/1/37	55,000	56,756
NiSource Finance,					
Gtd. Notes		5.25	9/15/17	100,000	94,288
Ohio Power,					
Unscd. Notes		4.83	4/5/10	170,000 d	167,574
Sierra Pacific Power,					
Mortgage Notes, Ser. P		6.75	7/1/37	25,000	25,798
Southern,					
Sr. Unscd. Notes, Ser. A		5.30	1/15/12	70,000	72,431
					1,379,035

Environmental Control--.2%

Allied Waste North America,					
Sr. Scd. Notes, Ser. B		5.75	2/15/11	45,000	43,650
Allied Waste North America,					
Sr. Scd. Notes		6.38	4/15/11	35,000	34,563
Republic Services,					
Sr. Unsub. Notes		6.75	8/15/11	85,000	91,335
USA Waste Services,					
Sr. Unscd. Notes		7.00	7/15/28	50,000	52,774
					222,322

Food & Beverages--.2%

H.J. Heinz,					
Notes		6.43	12/1/20	60,000 c	61,677
Kraft Foods,					
Sr. Unscd. Notes		6.00	2/11/13	20,000	20,931
Kroger,					
Gtd. Notes		6.15	1/15/20	20,000	20,657
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	50,000 d	50,287
					153,552

Foreign/Governmental--.9%

Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.33	6/16/08	190,000 d	190,855
Export-Import Bank of Korea,					
Unsub. Notes		4.50	8/12/09	175,000	174,689
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	250,000 e	153,228
Republic of Argentina,					
Bonds		3.00	4/30/13	60,000 d	38,595
Republic of Argentina,					
Bonds		5.39	8/3/12	155,000 d	85,521

Republic of Argentina,				
Bonds, Ser. VII	7.00	9/12/13	100,000	91,600
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	119,450 c	125,273
				859,761
Health Care--.6%				
American Home Products,				
Sr. Unscd. Notes	6.95	3/15/11	95,000 d	101,392
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	45,000	45,506
Coventry Health Care,				
Sr. Unscd. Notes	5.88	1/15/12	85,000	87,747
Coventry Health Care,				
Sr. Unscd. Notes	5.95	3/15/17	60,000	59,725
Medco Health Solutions,				
Sr. Unscd. Notes	7.25	8/15/13	50,000	55,256
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	85,000	84,808
UnitedHealth Group,				
Sr. Unscd. Notes	5.38	3/15/16	50,000	48,905
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	50,000	50,969
				534,308
Lodging & Entertainment--.1%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	50,000 b	**51,375**
Machinery--.1%				
Atlas Copco,				
Bonds	5.60	5/22/17	45,000 c	45,775
Case New Holland,				
Gtd. Notes	7.13	3/1/14	45,000	45,113
				90,888
Media--.9%				
Time Warner,				
Gtd. Notes	6.75	4/15/11	145,000	151,383
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	320,000	328,056
Comcast,				
Gtd. Notes	5.50	3/15/11	200,000	204,675
News America Holdings,				
Gtd. Debs.	7.70	10/30/25	130,000	144,107
				828,221
Oil & Gas--.6%				
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	20,000	20,500
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	220,000	222,127
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	105,000 c	99,488
Hess,				
Sr. Unscd. Notes	6.65	8/15/11	125,000	134,844
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	3/1/18	80,000 c	81,720
				558,679
Packaging & Containers--.1%				
Ball,				
Gtd. Notes	6.88	12/15/12	25,000	25,313
Crown Americas,				
Gtd. Notes	7.63	11/15/13	90,000	91,125
				116,438

Property & Casualty Insurance--.4%

Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	40,000 d	36,564
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	310,000	310,960
Phoenix,				
Sr. Unscd. Notes	6.68	2/16/08	55,000	55,042
				402,566

Real Estate Investment Trusts--2.1%

Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	125,000	126,352
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	50,000	51,563
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	135,000	121,094
Duke Realty,				
Sr. Notes	5.88	8/15/12	440,000	443,593
ERP Operating,				
Notes	5.13	3/15/16	80,000	72,857
ERP Operating,				
Notes	5.25	9/15/14	40,000	37,270
ERP Operating,				
Unscd. Notes	5.38	8/1/16	30,000	27,259
ERP Operating,				
Unscd. Notes	5.50	10/1/12	35,000	34,805
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	75,000	70,813
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	25,000	25,686
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	155,000	140,413
Istar Financial,				
Sr. Unscd. Notes	5.50	3/9/10	165,000 d	146,974
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	70,000	71,883
Mack-Cali Realty,				
Notes	5.25	1/15/12	100,000	103,002
Mack-Cali Realty,				
Sr. Unscd. Notes	5.80	1/15/16	110,000	111,210
National Retail Properties,				
Sr. Unscd. Notes	6.15	12/15/15	50,000	48,333
Regency Centers,				
Gtd. Notes	5.25	8/1/15	45,000	43,488
Regency Centers,				
Gtd. Notes	5.88	6/15/17	15,000	14,485
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	175,000	170,689
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	8,000	8,042
				1,869,811

Residential Mortgage Pass-Through Ctfs.--1.8%

ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	35,457 d	35,752
CS First Boston Mortgage				
Securities, Ser. 2005-C3,				
Cl. A2	4.51	7/15/37	250,000	247,306
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	881,269	893,086
IndyMac Index Mortgage Loan Trust,				

Ser. 2006-AR9, Cl. B2	6.04	6/25/36	24,941 d	16,718
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	125,000 d	122,765
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	150,000 d	142,254
WaMu Pass-Through Certificates,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 d	202,145
				1,660,026
Retail--.2%				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	35,000	36,664
Delhaize Group,				
Sr. Unsub Notes	6.50	6/15/17	25,000	25,674
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	25,000	26,268
Macys Retail Holdings,				
Gtd. Bonds	5.35	3/15/12	25,000	24,339
Macys Retail Holdings,				
Gtd. Notes	5.90	12/1/16	40,000	37,347
				150,292
Steel--.1%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	55,000 c	**55,138**
Telecommunications--.6%				
AT & T Wireless,				
Sr. Unscd. Notes	8.75	3/1/31	75,000	94,416
AT & T,				
Sr. Unscd. Notes	7.30	11/15/11	100,000 d	110,049
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	20,000	21,580
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	20,000	23,935
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	73,000	73,730
Qwest,				
Notes	8.88	3/15/12	10,000 d	10,613
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	90,000	93,613
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	45,000	45,119
Verizon Global Funding,				
Sr. Unscd. Notes	7.75	6/15/32	75,000	87,640
				560,695
Textiles & Apparel--.1%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	105,000	**110,163**
Transportation--.2%				
Union Pacific,				
Sr. Unscd. Notes	3.88	2/15/09	200,000	**200,644**
U.S. Government Agencies/Mortgage-Backed--9.9%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			41,945	41,655
5.50%, 4/1/22			160,189	163,980
6.00%, 9/1/37			864,234	886,346
Federal National Mortgage Association:				
4.00%, 5/1/10			225,637	225,930
5.00%, 8/1/20 - 2/1/37			2,633,517	2,638,109
5.50%, 9/1/34 - 4/1/36			1,486,508	1,507,076
6.00%, 5/1/22 - 10/1/37			1,378,493	1,415,587
Government National Mortgage Association I:				

5.50%, 4/15/33 - 4/15/34			185,223	189,123
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			211,009	211,340
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			149,810	150,588
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			30,574	30,700
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			113,511	114,246
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			217,506	219,050
Ser. 2006-3, Cl. A, 4.21%, 1/16/28			257,212	259,527
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			182,028	183,773
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			196,654	198,596
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			133,929	135,577
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			390,000	396,807
				8,968,010
U.S. Government Securities--4.2%				
U.S. Treasury Bonds	4.50	2/15/36	934,000 b	955,089
U.S. Treasury Notes	3.38	9/15/09	25,000	25,488
U.S. Treasury Notes	3.63	12/31/12	440,000	456,535
U.S. Treasury Notes	3.88	9/15/10	620,000 b	646,351
U.S. Treasury Notes	4.50	4/30/12	1,310,000 b	1,405,487
U.S. Treasury Notes	4.63	12/31/11	45,000 b	48,470
U.S. Treasury Notes	4.63	11/15/16	121,000 b	130,586
U.S. Treasury Notes	4.75	8/15/17	115,000 b	125,224
				3,793,230
Total Bonds and Notes (cost $32,367,100)				**32,225,846**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
3.10%, 3/27/08 (cost $79,620)	80,000 f	**79,788**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
U.S. Treasury 5-Year Notes, May 2008@ 113.5	2,000,000	**20,625**
Put Options--.0%		
U.S. Treasury Bonds, February 2008@ 117	400,000	**2,688**
Total Options (cost $19,864)		**23,313**

Other Investment--2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,187,000)	2,187,000 g	**2,187,000**

Investment of Cash Collateral for Securities Loaned--6.1%

Registered Investment Company;

Dreyfus Institutional Cash

Advantage Fund (cost $5,553,056)		5,553,056 [g]	**5,553,056**
Total Investments (cost $95,644,852)		**105.4%**	**95,766,892**
Liabilities, Less Cash and Receivables		**(5.4%)**	**(4,948,685)**
Net Assets		**100.0%**	**90,818,207**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $5,419,512 and the total market value of the collateral held by the fund is $5,553,056.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $2,476,023 or 2.7% of net assets.

d   Variable rate security--interest rate subject to periodic change.

e   Principal amount stated in U.S. Dollars unless otherwise noted.
     BRL--Brazilian Real

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Financial Futures Short				
U.S. Treasury 5 year Notes	13	(1,469,000)	March 2008	(7,748)
U.S. Treasury 30 year Bonds	8	(954,500)	March 2008	3,736
Financial Futures Long				
U.S. Treasury 10 year Notes	17	1,984,219	March 2008	13,870
U.S. Treasury 2 year Notes	23	4,904,031	March 2008	74,970
Euro-BOBL	12	1,974,075	March 2008	9,659
				94,487

STATEMENT OF OPTIONS WRITTEN
January 31, 2008 (Unaudited)

`

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury 10-Year Notes, February 2008@ 116.5	1,100,000	12,719
Put Options:		
U.S. Treasury 5-Year Notes, February 2008@116.5	1,100,000	10,312
(Premiums received $ 22,646)		**23,031**

At January 31, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Sales:				
Euro, expiring 3/19/2008	10,000	14,777	14,857	**(80)**

STATEMENT OF INVESTMENTS
Dreyfus Premier Large Company Stock Fund
January 31, 2008 (Unaudited)

Common Stocks--99.5%	Shares	Value ($)
Consumer Discretionary--9.4%		
Apollo Group, Cl. A	5,480 a	436,975
Autoliv	7,400	369,630
Best Buy	12,410	605,732
Discovery Holding, Cl. A	13,720 a	318,578
Gap	31,500	602,280
Johnson Controls	13,970	494,119
McDonald's	7,375	394,931
News, Cl. A	17,790	336,231
Omnicom Group	20,590	934,168
Ross Stores	10,400	303,160
TJX Cos.	18,270	576,601
Viacom, Cl. B	11,490 a	445,352
Walt Disney	20,440	611,769
		6,429,526
Consumer Staples--11.1%		
Altria Group	20,410	1,547,486
Cadbury Schweppes, ADR	10,750	476,978
Coca-Cola Enterprises	13,220	304,985
ConAgra Foods	24,290	522,964
CVS Caremark	28,500	1,113,495
Kroger	25,840	657,628
SUPERVALU	25,450	765,027
SYSCO	24,000	697,200
Wal-Mart Stores	30,170	1,535,050
		7,620,813
Energy--12.0%		
Anadarko Petroleum	5,640	330,448
Chesapeake Energy	20,160	750,557
Chevron	19,000	1,605,500
ConocoPhillips	29,380	2,359,802
ENSCO International	13,690	699,833
Marathon Oil	8,170	382,765
Nabors Industries	16,900 a,b	460,018
National Oilwell Varco	7,630 a	459,555
Valero Energy	5,360	317,258
XTO Energy	17,125	889,473
		8,255,209
Financial--18.0%		
American Express	19,670	970,124
American International Group	25,797	1,422,963
Bank of America	35,250	1,563,338
Chubb	18,160	940,506
Citigroup	18,940	534,487
CME Group	1,460	903,594
Goldman Sachs Group	5,890	1,182,535

JPMorgan Chase & Co.	40,080	1,905,804
MetLife	18,760	1,106,277
Morgan Stanley	14,330	708,332
Wells Fargo & Co.	31,730	1,079,137
		12,317,097
Health Care--11.8%		
Baxter International	21,600	1,311,984
Becton, Dickinson & Co.	4,900	423,997
CIGNA	11,920	585,987
Covidien	8,422	375,874
Hospira	14,530 a	597,328
Johnson & Johnson	22,580	1,428,411
Merck & Co.	19,020	880,246
Pfizer	36,703	858,483
Schering-Plough	25,810	505,102
St. Jude Medical	9,700 a	392,947
Thermo Fisher Scientific	14,090 a	725,494
		8,085,853
Industrial--11.9%		
Allied Waste Industries	32,760 a	322,686
Dover	10,650	429,834
Eaton	9,380	776,289
Emerson Electric	15,160	770,734
General Electric	52,600	1,862,566
Goodrich	9,270	579,839
L-3 Communications Holdings	5,280	585,182
Lockheed Martin	6,900	744,648
Raytheon	6,160	401,262
Terex	6,920 a	406,619
Textron	10,420	584,041
Tyco International	11,692	460,197
US Airways Group	16,518 a	228,114
		8,152,011
Information Technology--15.0%		
Amphenol, Cl. A	8,630	344,682
Apple	4,220 a	571,219
Cisco Systems	49,520 a	1,213,240
EMC	36,770 a	583,540
Google, Cl. A	790 a	445,797
Hewlett-Packard	22,300	975,625
Intel	42,470	900,364
International Business Machines	13,620	1,461,971
McAfee	14,670 a	493,792
Microsoft	56,470	1,840,922
Oracle	35,300 a	725,415
QUALCOMM	17,790	754,652
		10,311,219
Materials--2.8%		
Air Products & Chemicals	6,130	551,823
Allegheny Technologies	7,140	502,656
Freeport-McMoRan Copper & Gold	3,790	337,424
Rohm & Haas	10,100	538,835

		1,930,738
Telecommunication Services--4.4%		
AT & T	41,940	1,614,270
Verizon Communications	37,120	1,441,741
		3,056,011
Utilities--3.1%		
PG & E	18,270	749,801
Sempra Energy	24,840	1,388,556
		2,138,357
Total Common Stocks		
(cost $62,832,339)		**68,296,834**

Other Investment--.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $410,000)	410,000 c	**410,000**

Investment of Cash Collateral for		
Securities Loaned--.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $425,880)	425,880 c	**425,880**

Total Investments (cost $63,668,219)	**100.7%**	**69,132,714**
Liabilities, Less Cash and Receivables	**(.7%)**	**(456,244)**
Net Assets	**100.0%**	**68,676,470**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At January 31, 2008, the total market value of the fund's security on loan is
$414,016 and the total market value of the collateral held by the fund is $425,880.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Limited Term Income Fund
January 31, 2008 (Unaudited)

Bonds and Notes--117.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural--.6%				
Altria Group,				
Sr. Unscd. Debs.	7.75	1/15/27	175,000 a	**225,260**
Asset-Backed Ctfs./Auto Receivables--2.9%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1,				
Cl. A2	5.34	8/9/10	58,931	59,355
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	35,000	35,495
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	35,000	34,185
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	150,000	152,274
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	226,635
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	40,000	40,628
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. B	3.46	8/15/11	32,821	32,800
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,844
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	34,497
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	112,659
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. C	5.45	10/22/12	155,000	152,195
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. C	3.21	5/17/12	47,908	47,652
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	28,660	28,602
Whole Auto Loan Trust,				
Ser. 2003-1, Cl. A4	2.58	3/15/10	15,791	15,775
				1,028,596
Asset-Backed Ctfs./Credit Cards--2.4%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	4.63	1/15/13	245,000 b,c	229,956
Bank of America Credit Card Trust,				
Ser. 2007-B1, Cl. B1	4.32	6/15/12	340,000 c	328,085
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	4.76	1/9/12	300,000 c	284,128
				842,169
Asset-Backed Ctfs./Home Equity Loans--3.7%				
ACE Securities,				
Ser. 2006-ASL1, Cl. A	3.52	2/25/36	23,087 c	16,463

Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	55,000 c	52,018
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	3.42	5/25/36	15,881 c	15,758
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	3.43	6/25/36	2,614 c	2,606
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	115,000 c	114,049
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	9/25/37	85,000	25,514
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A1A	5.94	2/25/37	110,243 c	110,671
Credit-Based Asset Servicing and				
Securitization, Ser. 2006-CB2,				
Cl. AF1	5.72	12/25/36	8,366 c	8,336
CS First Boston Mortgage				
Securities, Ser. 2005-FIX1,				
Cl. A5	4.90	5/25/35	290,000 c	283,747
First Franklin Mortgage Loan				
Asset-Backed Certificates,				
Ser. 2004-FF6, Cl. M2	4.63	7/25/34	200,000 c	180,831
First NLC Trust,				
Ser. 2005-3, Cl. AV2	3.61	12/25/35	31,246 c	31,207
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. AF1B	5.94	11/25/36	144,199 c	143,337
Morgan Stanley ABS Capital I,				
Ser. 2006-HE3, Cl. A2A	3.42	4/25/36	13,784 c	13,697
Renaissance Home Equity Loan				
Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	6,814 c	6,790
Residential Asset Mortgage				
Products, Ser. 2003-RS9,				
Cl. MI1	5.80	10/25/33	61,405 c	57,888
Residential Asset Securities,				
Ser. 2002-KS4, Cl. AIIB	3.88	7/25/32	78,505 c	71,828
Soundview Home Equity Loan Trust,				
Ser. 2005-A, Cl. M5	4.18	4/25/35	66,869 c	34,818
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.83	7/22/30	70,000 b,c	45,011
Sovereign Commercial Mortgage				
Securities, Ser. 2007-C1, Cl. B	5.83	7/22/30	100,000 b,c	91,330
Specialty Underwriting &				
Residential Finance,				
Ser. 2006-BC2, Cl. A2A	3.44	2/25/37	19,415 c	19,316
Wells Fargo Home Equity Trust,				
Ser. 2006-1, Cl. A1	3.41	5/25/36	1,377 c	1,375
				1,326,590
Asset-Backed Ctfs./Manufactured Housing--.6%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	86,331	90,278

Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	120,000	122,503
				212,781
Banks--8.2%				
Bank of America,				
Sub. Notes	5.75	8/15/16	185,000	189,135
Capital One Financial,				
Sr. Unsub. Notes	5.43	9/10/09	100,000 c	93,301
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	100,000 b,c	92,673
First Union,				
Sub. Notes	6.38	1/15/09	105,000	107,817
Glintnir Banki,				
Notes	4.42	10/15/08	50,000 b,c	50,044
Greater Bay Bancorp,				
Sr. Unscd. Notes, Ser. B	5.25	3/31/08	100,000	100,304
ICICI Bank,				
Bonds	4.92	1/12/10	100,000 b,c	98,756
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	120,000 b,c	120,466
M & I Marshall & Ilsley Bank,				
Notes	5.30	9/8/11	90,000	92,190
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	80,000	81,753
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	110,000	114,463
Northern Trust,				
Sr. Unscd. Notes	5.30	8/29/11	65,000	68,074
PNC Funding,				
Sr. Notes	3.38	1/31/12	85,000 c	82,623
Resona Bank,				
Notes	5.85	9/29/49	125,000 b,c	115,701
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/5/49	300,000 b,c	300,599
Shinsei Finance Cayman,				
Jr. Sub. Bonds	6.42	1/29/49	110,000 b,c	93,047
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	145,000 c	142,108
Sovereign Bancorp,				
Sr. Notes	5.40	3/1/09	35,000 c	34,032
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	35,000 c	29,811
Wachovia Bank,				
Sub. Notes	5.60	3/15/16	134,000	132,660
Washington Mutual Bank,				
Notes	4.96	11/6/09	250,000 c	232,344
Wells Fargo Bank,				
Sub. Notes	7.55	6/21/10	250,000	271,256
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	155,000	167,536
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	100,000	97,958

				2,908,651

Building & Construction--.1%

Masco,				
Sr. Unscd. Notes	5.43	3/12/10	45,000 c	**43,131**

Chemicals--.8%

ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	170,000	171,003
Lubrizol,				
Gtd. Notes	4.63	10/1/09	50,000	50,588
Praxair,				
Unscd. Notes	5.38	11/1/16	45,000	46,768
Rohm & Haas,				
Unsub. Notes	5.60	3/15/13	25,000	26,073
				294,432

Commercial & Professional Services--.4%

ERAC USA Finance,				
Notes	3.50	4/30/09	25,000 b,c	24,899
ERAC USA Finance,				
Gtd. Notes	7.35	6/15/08	110,000 b	111,549
				136,448

Commercial Mortgage Pass-Through Ctfs.--9.2%

Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	65,000	65,280
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	3.74	4/25/34	35,672 b,c	33,175
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. M6	4.02	4/25/36	98,822 b,c	83,732
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18				
Cl. A2	4.56	2/13/42	85,000 c	84,498
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A3	4.57	7/11/42	110,000	108,494
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	35,000	34,675
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2007-CD4,				
Cl. A2B	5.21	12/11/49	170,000	168,889
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	4.43	5/15/23	89,123 b,c	86,391
Crown Castle Towers,				
Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 b	189,440
Crown Castle Towers,				
Ser. 2006-1A, Cl. B	5.36	11/15/36	50,000 b	50,546
Crown Castle Towers,				
Ser. 2006-1A, Cl. C	5.47	11/15/36	125,000 b	124,723
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 b	64,920
Crown Castle Towers,				

Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 b	88,795
CS First Boston Mortgage Securities, Ser. 2001-CF2, Cl. G	6.93	2/15/34	130,000 b	133,489
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	103,594	104,276
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, Ser. 1998-C2, Cl. A2	6.56	11/18/35	119,152	119,048
Global Signal Trust, Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 b	44,645
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	125,000 b	124,871
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 b	43,642
GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2	6.42	5/15/35	34,114	34,231
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	4.98	3/6/20	55,000 b,c	52,409
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. H	5.19	3/6/20	25,000 b,c	22,923
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. J	5.39	3/6/20	90,000 b,c	82,864
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	110,000	107,662
JP Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	60,000 c	60,982
LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	153,810
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	110,000	114,710
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	330,000	337,224
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000	44,948
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	97,804
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	275,000	275,294
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	63,222	65,663
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	39,299	39,336
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 b	33,411
				3,276,800

Diversified Financial Services--10.0%

Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	44,000 c	43,346
Bear Stearns,				
Notes	5.11	2/23/10	250,000 c	232,743
Boeing Capital,				
Sr. Unscd. Notes	7.38	9/27/10	175,000	191,578
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	85,000 b	62,240
Citigroup,				
Sr. Unscd. Notes	5.30	10/17/12	260,000	269,117
Countrywide Home Loans,				
Gtd. Notes, Ser. L	3.25	5/21/08	20,000 a	19,333
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	145,000 c	133,288
Erac USA Finance,				
Gtd. Notes	7.00	10/15/37	50,000 b	45,557
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	205,000 b,c	207,564
GenWorth Global Funding,				
Scd. Notes	5.20	10/8/10	65,000	67,137
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	95,000 c	73,574
Goldman Sachs Group,				
Sub. Notes	6.75	10/1/37	18,000	17,715
International Lease Finance,				
Sr. Unscd. Notes	4.75	1/13/12	145,000	146,430
International Lease Finance,				
Sr. Unscd. Notes	5.00	4/15/10	190,000	194,053
Janus Capital Group,				
Notes	6.70	6/15/17	200,000	211,973
Jefferies Group,				
Debs.	5.88	6/8/14	100,000	101,819
John Deere Capital,				
Sr. Unscd. Notes	5.16	9/1/09	77,000 c	76,889
Kaupthing Bank,				
Sr. Notes	4.96	1/15/10	110,000 b,c	101,628
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	120,000 b	100,478
Lehman Brothers Holdings,				
Sub. Notes	6.50	7/19/17	75,000	76,785
Lehman Brothers Holdings,				
Sub. Notes	6.88	7/17/37	95,000	92,718
Merrill Lynch & Co.,				
Sub. Notes	6.22	9/15/26	110,000	100,846
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.40	8/28/17	235,000	241,817
Morgan Stanley,				
Notes	5.55	4/27/17	165,000	164,674
Morgan Stanley,				
Sr. Unscd. Notes	5.75	8/31/12	100,000	103,555
Morgan Stanley,				

Sr. Unscd. Notes		6.60	4/1/12	50,000	53,253
Pemex Finance,					
Notes		9.03	2/15/11	71,500	75,611
Pemex Finance,					
Bonds		9.69	8/15/09	35,000	36,325
SB Treasury,					
Jr. Sub. Bonds		9.40	12/29/49	100,000 b,c	101,970
Tokai Preferred Capital,					
Bonds		9.98	12/29/49	180,000 b,c	182,871
					3,526,887
Electric Utilities--1.8%					
Cleveland Electric Illumination,					
Sr. Unscd. Notes		5.70	4/1/17	85,000	84,628
Commonwealth Edison,					
First Mortgage Bonds		6.15	9/15/17	60,000	62,599
Duke Energy,					
Sr. Unscd. Notes		5.63	11/30/12	50,000	53,005
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	72,000	75,067
NiSource Finance,					
Gtd. Notes		5.59	11/23/09	45,000 c	43,920
NiSource Finance,					
Gtd. Notes		7.88	11/15/10	110,000	118,865
Ohio Power,					
Unscd. Notes		4.83	4/5/10	45,000 c	44,358
Ohio Power,					
Sr. Unscd. Notes, Ser. G		6.60	2/15/33	20,000	20,554
Peco Energy,					
First Mortgage Bonds		3.50	5/1/08	135,000	134,735
					637,731
Environmental Control--.4%					
Oakmont Asset Trust,					
Notes		4.51	12/22/08	155,000 b	**156,381**
Food & Beverages--1.2%					
Coors Brewing,					
Gtd. Notes		6.38	5/15/12	10,000	10,910
H.J. Heinz,					
Notes		6.43	12/1/20	150,000 b	154,194
Kraft Foods,					
Sr. Unscd. Notes		6.00	2/11/13	15,000	15,698
Kroger,					
Gtd. Notes		6.40	8/15/17	55,000	58,569
Safeway,					
Sr. Unscd. Notes		4.95	8/16/10	135,000	135,500
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	60,000 c	60,344
					435,215
Foreign/Governmental--3.0%					
Mexican Bonos,					
Bonds, Ser. MI10	MXN	9.00	12/20/12	9,100,000 d	891,910
Republic of South Africa,					
Notes		5.88	5/30/22	100,000	96,920

Russian Federation,				
Unsub. Bonds	8.25	3/31/10	91,671 b	96,140
				1,084,970
Health Care--1.1%				
Schering-Plough,				
Sr. Unscd. Bonds	5.55	12/1/13	125,000 c	131,897
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	115,000	114,740
UnitedHealth Group,				
Sr. Unscd. Notes	5.25	3/15/11	150,000	152,955
				399,592
Machinery-Construction & Material--.1%				
Atlas Copco,				
Bonds	5.60	5/22/17	45,000 b	**45,775**
Media--1.5%				
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	95,000	97,392
Comcast,				
Gtd. Notes	4.68	7/14/09	160,000 c	156,780
Comcast,				
Gtd. Notes	6.50	11/15/35	120,000	116,873
News America,				
Gtd. Debs.	7.63	11/30/28	90,000	98,283
Time Warner,				
Gtd. Debs.	6.50	11/15/36	70,000	66,117
				535,445
Oil & Gas--1.8%				
BJ Services,				
Sr. Unscd. Notes	5.29	6/1/08	255,000 c	255,429
Buckeye Partners,				
Sr. Unscd. Notes	5.30	10/15/14	145,000	145,197
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	20,000	20,188
Hess,				
Unscd. Notes	6.65	8/15/11	115,000	124,056
Praxair,				
Notes	5.25	11/15/14	110,000	113,880
				658,750
Property & Casualty Insurance--1.9%				
Ace INA Holdings,				
Gtd. Notes	5.70	2/15/17	85,000	85,429
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	70,000	69,571
American International Group,				
Sr. Unscd. Notes	5.05	10/1/15	120,000	118,658
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	170,000	171,568
Lincoln National,				
Sr. Unscd. Notes	5.21	3/12/10	75,000 c	73,824
MetLife,				
Sr. Unscd. Notes	6.38	6/15/34	30,000	30,146
Principal Financial Group,				

Gtd. Notes	6.05	10/15/36	60,000	56,837
Willis North America,				
Gtd. Notes	6.20	3/28/17	85,000	86,685
				692,718
Real Estate Investment Trusts--5.4%				
Arden Realty,				
Sr. Unscd. Notes	5.20	9/1/11	140,000	145,503
Arden Realty,				
Sr. Unscd. Notes	5.25	3/1/15	25,000	25,270
Boston Properties,				
Sr. Unscd. Notes	6.25	1/15/13	140,000	142,797
Commercial Net Realty,				
Sr. Unscd. Notes	6.15	12/15/15	100,000	96,667
Duke Realty,				
Sr. Notes	5.25	1/15/10	300,000	301,874
ERP Operating,				
Notes	5.13	3/15/16	75,000	68,303
ERP Operating,				
Unscd. Notes	5.75	6/15/17	90,000	83,053
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	65,000	66,784
Federal Realty Investment Trust,				
Notes	6.20	1/15/17	90,000	88,345
First Industrial,				
Sr. Notes	5.95	5/15/17	35,000	33,014
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	200,000	181,178
HRPT Properties Trust,				
Sr. Unscd. Notes	5.59	3/16/11	50,000 [c]	48,390
Istar Financial,				
Sr. Unscd. Notes	5.50	3/9/10	185,000 [c]	164,789
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	35,000	32,205
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	100,000	102,690
Mack-Cali Realty,				
Sr. Unscd. Notes	5.13	1/15/15	70,000	70,080
Mack-Cali Realty,				
Notes	5.25	1/15/12	35,000	36,051
Regency Centers,				
Gtd. Notes	5.25	8/1/15	105,000	101,473
Regency Centers,				
Gtd. Notes	5.88	6/15/17	25,000	24,142
Simon Property Group,				
Unsub. Notes	5.25	12/1/16	65,000	60,658
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	60,000	60,318
				1,933,584
Residential Mortgage Pass-Through Ctfs.--2.8%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	30,311 [b,c]	30,326
CSAB Mortgage Backed Trust,				

Ser. 2006-3, Cl. A1A	6.00	11/25/36	52,329 c	52,744
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	3.73	5/25/36	64,232 c	60,202
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B1	6.04	6/25/36	40,903 c	36,252
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.04	6/25/36	99,764 c	66,873
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	190,000 c	186,603
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	105,000 c	99,578
WaMu Mortgage Pass Through				
Certificates, Ser. 2004-AR7,				
Cl. A6	3.94	7/25/34	150,000 c	150,517
WaMu Mortgage Pass Through				
Certificates, Ser. 2003-AR10,				
Cl. A6	4.06	10/25/33	125,000 c	125,284
WaMu Mortgage Pass Through				
Certificates, Ser. 2004-AR9,				
Cl. A7	4.14	8/25/34	195,000 c	194,714
				1,003,093
Retail--.7%				
CVS Caremark,				
Sr. Unscd. Notes	5.44	6/1/10	60,000 c	58,653
CVS Caremark,				
Sr. Unscd. Notes	5.75	6/1/17	60,000	62,117
Delhaize Group,				
Sr. Unsub Notes	6.50	6/15/17	35,000	35,944
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	20,000	21,014
Macys Retail Holdings,				
Gtd. Bonds	5.35	3/15/12	20,000	19,471
Macys Retail Holdings,				
Gtd. Notes	5.90	12/1/16	40,000	37,347
Macys Retail Holdings,				
Gtd. Notes	6.38	3/15/37	35,000	29,205
				263,751
State/Territory Gen Oblg--2.2%				
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	56,636
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.05	6/1/34	75,000 c	71,106
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	275,000	267,427
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	265,000	259,666
Tobacco Settlement Finance				
Authority of West Virginia,				

Tobacco Settlement				
Asset-Backed Bonds	7.47	6/1/47	140,000	138,106
				792,941
Telecommunications--2.7%				
AT & T Wireless,				
Sr. Unscd. Notes	7.88	3/1/11	170,000	187,144
Deutsche Telekom International				
Finance, Gtd. Notes	5.06	3/23/09	235,000 c	233,542
France Telecom,				
Sr. Unsub. Notes	7.75	3/1/11	90,000 c	98,080
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	20,000	21,580
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	10,000	11,967
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	117,000	118,170
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	185,000	192,428
Time Warner Cable,				
Gtd. Debs.	6.55	5/1/37	115,000	114,288
				977,199
Transportation--.2%				
Union Pacific,				
Sr. Unscd. Notes	6.65	1/15/11	60,000	**63,654**
U.S. Government Agencies/Mortgage-Backed--35.6%				
Federal Home Loan Mortgage Corp.:				
5.50%			3,350,000 e	3,395,710
4.00%, 10/1/09			57,349	57,143
4.50%, 10/1/09			87,536	87,549
5.00%, 6/1/33			288,109	287,366
5.40%, 3/2/12			91,000	92,524
6.00%, 6/1/12 - 2/1/14			21,738	22,452
6.50%, 3/1/11 - 9/1/29			35,126	36,646
7.00%, 3/1/12			11,659	12,117
7.50%, 12/1/25 - 1/1/31			39,381	42,757
8.00%, 10/1/19 - 10/1/30			18,952	20,552
8.50%, 7/1/30			1,399	1,557
9.00%, 8/1/30			2,977	3,327
Federal National Mortgage Association:				
5.00%			1,440,000 e	1,431,675
6.00%			2,300,000 e	2,362,221
4.00%, 5/1/10			150,425	150,620
4.50%, 6/1/10			70,172	70,692
5.00%, 7/1/11 - 10/1/11			148,593	151,583
5.50%, 1/1/34			438,914	445,605
6.00%, 9/1/13 - 2/1/17			125,863	130,334
7.00%, 7/1/15 - 6/1/29			29,041	30,932
7.50%, 3/1/12 - 3/1/31			32,695	34,570
8.00%, 5/1/13 - 3/1/31			17,718	18,967
Grantor Trust,				
Ser. 2001-T11, Cl. B,				
5.50%, 9/25/11			210,000	222,038

Government National Mortgage Association I:

6.00%, 1/15/29	45,888	47,575
6.50%, 9/15/08 - 6/15/29	56,680	59,321
7.00%, 8/15/25 - 9/15/31	44,527	47,753
7.50%, 12/15/26 - 1/15/31	12,261	13,238
8.00%, 1/15/30 - 10/15/30	18,702	20,564
8.50%, 4/15/25	6,807	7,546
9.00%, 10/15/27	11,080	12,244
9.50%, 2/15/25	5,254	5,895
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	227,944	225,761
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	209,996	208,236
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	133,083	132,198
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	208,131	206,874
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	274,276	273,472
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	248,484	247,750
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	124,196	123,884
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	77,980	77,886
Ser. 2006-67, Cl. A, 3.95%, 10/6/11	342,013	343,529
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	93,661	94,134
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	106,317	106,817
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	79,413	79,852
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	114,202	114,665
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	98,705	99,344
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	193,338	194,711
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	209,396	210,572
Ser. 2006-9, Cl. A, 4.20%, 8/16/26	274,636	277,047
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	93,532	94,373
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	20,019	20,095
Ser. 2006-51, Cl. A, 4.25%, 10/16/30	141,836	143,194
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	57,480	58,003
		12,655,470

U.S. Government Securities--16.0%

U.S. Treasury Bonds		
4.50%, 2/15/36	350,000 a	357,903
7.13%, 2/15/23	55,000	72,776
U.S. Treasury Notes		
3.63%, 12/31/12	505,000 a	523,977
4.25%, 9/30/12	1,235,000 a	1,314,310
4.25%, 11/15/13	63,000 a	67,257
4.50%, 2/28/11	630,000 a	670,704
4.63%, 7/31/12	1,395,000 a	1,505,402
4.63%, 11/15/16	18,000 a	19,426
4.75%, 8/15/17	1,055,000 a	1,148,797
		5,680,552
Total Bonds and Notes		
(cost $42,019,266)		**41,838,566**

Options--.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January		
2009@ 2.50	1,900,000	3,192
U.S. Treasury 5-Year Notes,		
May 2008@ 113.5	1,800,000	18,563
Total Options		
(cost $19,542)		**21,755**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2.89%, 3/27/08		
(cost $64,712)	65,000 f	**64,828**

Other Investment--1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $618,000)	618,000 g	**618,000**

Investment of Cash Collateral for Securities Loaned--15.9%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $5,687,785)	5,687,785 g	**5,687,785**

Total Investments (cost $48,409,305)	**135.2%**	**48,230,934**
Liabilities, Less Cash and Receivables	**(35.2%)**	**(12,559,126)**
Net Assets	**100.0%**	**35,671,808**

a All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $5,506,876 and the total market value of the collateral held by the fund is $5,687,785.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $3,919,131 or 11% of net assets.

c   Variable rate security--interest rate subject to periodic change.

d   Principal amount stated in U.S. Dollars unless otherwise noted.

      MXN--Mexican Peso

e   Purchased on a forward commitment basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
U.S. Treasury 5 year Notes	26	2,938,000	March 2008	84,272
Euro-Schatz	11	1,710,160	March 2008	12,173
Financial Futures Short				
U.S. Treasury 2 year Notes	4	(852,875)	March 2008	(12,758)
U.S. Treasury 10 year Notes	5	(583,594)	March 2008	(15,988)
U.S. Treasury 30 year Bonds	1	119,313	March 2008	4,061
				71,760

Forward Currency Exchange Contracts	Foreign Currency Amounts ($)	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation ($)
Sells:				
Mexican New Peso, Expiring 03/19/2008	3,800,000	346,478	349,534	(3,056)
Mexican New Peso, Expiring 03/19/2008	5,870,000	535,725	539,939	(4,214)
Total				(7,270)

PORTFOLIO_ID	SECURITY_ID	Notional Amount ($)	Entity
10080295	99AZOGS11	165,000	Autozone, 5.875%, 10/15/2012
10080295	99LIBLB18	320,000	Liberty Mutual Insurance Company, 7.875%,10/15/2026
10080295	9CDX8IGL9	165,000	Dow Jones CDX.NA.IG.8 Index
10080295	9CDXIG9K2	320,000	Dow Jones CDX.NA.IG.9 Index
10080295	9ITRXDB14	650,000	iTRAXX European Series 5 Index

Reference Counterparty	Fixed Rate (%)	(Pay) /Receive Expriration	Unrealized Appreciation (Depreciation) ($)
Goldman, Sachs & Co.	(0.62)	6/20/2012	3,195
Lehman Brothers	(0.35)	12/20/2014	3,424
Goldman, Sachs & Co.	0.60	6/20/2017	(6,879)
Goldman, Sachs & Co.	0.35	12/20/2008	(1,822)
Deutsche Bank	0.40	6/20/2011	(13,109)

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Stock Fund
January 31, 2008 (Unaudited)

Common Stocks--99.2%	Shares	Value ($)
Consumer Discretionary--15.1%		
Aeropostale	32,675 a,b	920,455
American Greetings, Cl. A	26,500	543,780
AutoZone	5,300 b	640,664
Big Lots	15,350 a,b	266,476
Blyth	14,100	307,239
Brinker International	17,675	328,932
Choice Hotels International	13,550	452,570
Coach	14,600 b	467,930
DISH Network, Cl. A	17,050 b	481,492
Dollar Tree Stores	34,900 b	977,549
Expedia	17,450 a,b	401,699
Family Dollar Stores	29,950 a	629,849
GameStop, Cl. A	19,200 b	993,216
Gentex	40,600	643,916
Hanesbrands	15,500 b	396,955
Hasbro	22,350	580,430
Idearc	9,800 a	159,348
ITT Educational Services	7,400 b	675,990
Priceline.com	4,750 a,b	515,470
Ross Stores	15,900	463,485
Scholastic	11,250 b	385,538
Shaw Communications, Cl. B	8,950 a	176,405
Snap-On	8,900	437,168
Sotheby's	15,300 a	475,371
Tiffany & Co.	10,200 a	406,980
Warnaco Group	15,400 b	552,706
Wynn Resorts	3,100	356,438
Xerox	35,750	550,550
		14,188,601
Consumer Staples--3.7%		
Church & Dwight	17,800	947,316
Herbalife	9,100	361,088
Hormel Foods	22,650	877,461
NBTY	14,800 b	358,456
Universal	19,200 a	956,352
		3,500,673
Energy--9.5%		
Cameron International	19,300 b	777,018
Cimarex Energy	24,100	983,521
Denbury Resources	22,000 a,b	556,600
Frontier Oil	14,750	520,233
Global Industries	21,800 b	384,988
Grant Prideco	5,350 b	266,323
Holly	8,550	413,991
National Oilwell Varco	6,300 b	379,449
Noble Energy	17,250	1,252,005
Patterson-UTI Energy	18,150	355,377
Pride International	9,600 b	304,416
Superior Energy Services	20,000 b	801,800
Swift Energy	9,850 b	425,028
Tesoro	12,250	478,363
Tidewater	19,500	1,032,720
		8,931,832

Financial--15.3%

AMB Property	11,100	561,660
American Financial Group	23,250	644,723
Annaly Capital Management	18,700	368,764
Cincinnati Financial	10,800	416,232
Endurance Specialty Holdings	9,900	401,148
Everest Re Group	5,150	523,704
Federated Investors, Cl. B	9,050	385,258
FirstMerit	16,800	375,816
HCC Insurance Holdings	43,700	1,217,482
Hospitality Properties Trust	44,050	1,495,498
Host Hotels & Resorts	21,500	359,910
Jefferies Group	16,050	324,531
Jones Lang LaSalle	17,200 a	1,338,160
M & T Bank	2,350	215,660
Nationwide Financial Services, Cl. A	6,750	298,148
Philadelphia Consolidated Holding	10,800 b	386,640
Potlatch	7,100 a	304,803
ProLogis	13,950	827,932
Reinsurance Group of America	6,300 a	365,211
SEI Investments	17,400	481,980
StanCorp Financial Group	4,700	231,287
SVB Financial Group	10,000 b	484,000
TCF Financial	56,900 a	1,209,125
Unum Group	24,300	549,666
W.R. Berkley	13,700	414,562
XL Capital, Cl. A	4,100	184,500
		14,366,400

Health Care--12.2%

AmerisourceBergen	15,150	706,747
Apria Healthcare Group	24,600 b	522,012
CIGNA	15,500	761,980
Dentsply International	31,500	1,301,265
Edwards Lifesciences	15,200 b	703,304
Endo Pharmaceuticals Holdings	9,150 b	239,181
Health Net	9,050 b	420,734
Henry Schein	11,550 a,b	671,401
HLTH	42,400 b	474,456
Humana	9,900 b	794,970
Intuitive Surgical	4,250 b	1,079,500
Invitrogen	20,550 b	1,760,518
King Pharmaceuticals	20,200 b	211,898
Lincare Holdings	25,000 b	835,250
Medicis Pharmaceutical, Cl. A	10,950 a	222,394
STERIS	28,500	706,230
		11,411,840

Industrial--15.8%

AGCO	12,850 b	773,827
Allied Waste Industries	51,950 b	511,707
CF Industries Holdings	5,000	534,650
Deluxe	9,650	234,688
Dun & Bradstreet	10,600	974,988
Equifax	13,650	506,278
Fluor	4,200	511,014
Gardner Denver	24,800 b	804,512
GATX	15,550	584,680
Herman Miller	12,550 a	398,839
HNI	9,200 a	309,672
Hubbell, Cl. B	18,400	877,312

Jacobs Engineering Group	7,000 b	535,080
Kelly Services, Cl. A	15,200	261,744
Manitowoc	6,600	251,592
Manpower	12,500	703,250
MSC Industrial Direct, Cl. A	15,600	640,692
Oshkosh Truck	11,000	503,360
Rockwell Automation	8,700	496,074
SPX	10,450	1,051,270
Steelcase, Cl. A	21,400	328,062
Teleflex	29,400	1,738,128
Thomas & Betts	5,550 b	251,137
W.W. Grainger	8,900	708,173
Werner Enterprises	14,350 a	292,309
		14,783,038
Information Technology--13.8%		
3Com	37,800 a,b	156,114
Activision	20,300 b	525,161
ADC Telecommunications	54,000 a,b	798,660
ADTRAN	8,300 a	172,723
ASML Holding (NY Shares)	7,322 b	194,692
Avnet	7,600 b	270,636
CA	19,850	437,295
Cadence Design Systems	27,050 b	274,557
CommScope	28,400 a,b	1,259,540
Computer Sciences	9,200 b	389,344
Dolby Laboratories, Cl. A	6,800 a,b	293,012
Dycom Industries	22,200 b	524,364
EchoStar, Cl. A	3,410 b	99,640
FactSet Research Systems	4,450	248,888
Intersil, Cl. A	16,350	376,540
Lam Research	4,400 b	168,916
MasterCard, Cl. A	1,850 a	382,950
McAfee	21,300 b	716,958
Microchip Technology	16,650 a	531,301
MPS Group	18,800 b	188,940
NCR	13,000 a,b	279,240
Novell	29,350 b	186,666
NVIDIA	16,000 b	393,440
Parametric Technology	19,750 b	324,887
Semtech	62,000 b	791,740
Tech Data	14,400 b	495,072
Teradata	13,000 b	309,660
Total System Services	21,600	498,960
Vishay Intertechnology	13,500 b	141,615
Western Digital	36,200 b	957,490
Zebra Technologies, Cl. A	10,300 b	316,313
Zoran	17,700 b	208,860
		12,914,174
Materials--7.2%		
AK Steel Holding	27,500 a	1,313,950
Crown Holdings	17,400 b	426,648
Eastman Chemical	9,650	637,576
International Paper	3,350	108,038
Lubrizol	6,500	341,965
Mosaic	5,300 b	482,353
Owens-Illinois	13,100 b	660,240
Reliance Steel & Aluminum	6,400	314,944
Sonoco Products	15,600	481,416
Terra Industries	39,900 a,b	1,798,293
Worthington Industries	13,750 a	225,363

		6,790,786
Telecommunication Services--.5%		
Windstream	37,750	**438,278**
Utilities--6.1%		
Alliant Energy	22,550	832,095
Northeast Utilities	7,750	214,830
ONEOK	10,500	493,500
Pepco Holdings	18,850	479,921
Portland General Electric	11,700	288,288
Sempra Energy	8,600	480,740
Sierra Pacific Resources	106,500	1,594,305
Southern Union	27,500	747,450
WGL Holdings	17,900 a	577,096
		5,708,225
Total Common Stocks		
(cost $96,166,545)		**93,033,847**

Other Investment--1.6%

Registered Investment Company;
Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $1,521,000)   1,521,000 c   **1,521,000**

**Investment of Cash Collateral for
Securities Loaned--16.1%**

Registered Investment Company;
Dreyfus Institutional Cash

    Advantage Fund

    (cost $15,125,749)   15,125,749 c   **15,125,749**

Total Investments (cost $112,813,294)	116.9%	109,680,596
Liabilities, Less Cash and Receivables	(16.9%)	(15,855,311)
Net Assets	100.0%	93,825,285

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
      is $15,068,762 and the total market value of the collateral held by the fund is $15,125,749.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Value Fund
January 31, 2008 (Unaudited)

Common Stocks--99.2%	Shares	Value ($)
Banks--7.7%		
Boston Private Financial Holdings	90,300 a	2,061,549
Cascade Bancorp	116,900 a	1,508,010
Citizens Republic Bancorp	93,500 a	1,322,090
Corus Bankshares	93,500 a	1,189,320
CVB Financial	94,630 a	1,055,124
East West Bancorp	83,500 a	2,009,010
F.N.B.	103,600 a	1,613,052
First Commonwealth Financial	106,500 a	1,235,400
First Community Bancorp	46,800 a	1,662,804
First State Bancorporation	56,800 a	713,408
Frontier Financial	44,500 a	906,020
Hanmi Financial	100,200 a	861,720
National Penn Bancshares	144,500 a	2,501,295
Sterling Bancshares	409,550 a	4,107,786
SVB Financial Group	81,600 a,b	3,949,440
UCBH Holdings	100,200 a	1,414,824
UMB Financial	49,900 a	2,102,287
Umpqua Holdings	43,400 a	711,760
Wilmington Trust	70,200 a	2,447,874
		33,372,773
Consumer Discretionary--9.9%		
AFC Enterprises	63,400 a	587,718
Aftermarket Technology	137,000 a,b	3,481,170
Barnes & Noble	57,100 a	1,938,545
Buckeye Technologies	90,800 b	1,194,020
Cato, Cl. A	100,200 a	1,640,274
Charlotte Russe Holding	47,800 a,b	861,834
Cooper Tire & Rubber	76,800 a	1,310,976
Cox Radio, Cl. A	127,000 a,b	1,516,380
FTD Group	83,500	1,062,955
G-III Apparel Group	63,400 b	847,658
Iconix Brand Group	40,100 a,b	833,679
Jack in the Box	100,200 b	2,928,846
JAKKS Pacific	54,000 a,b	1,272,240
Lear	39,200 a	1,150,912
Live Nation	70,200 a,b	765,180
Marvel Entertainment	63,400 a,b	1,787,880
Monarch Casino & Resort	60,100 a,b	1,284,337
Movado Group	63,400 a	1,535,548
New York & Co.	149,500 a,b	831,220
O'Charleys	93,500 a	1,296,845
Papa John's International	43,400 b	1,097,586
RCN	61,100 a	711,815
Rent-A-Center	96,900 a,b	1,656,990
Scholastic	33,300 a,b	1,141,191
Skechers USA, Cl. A	46,700 b	934,934
SkyWest	110,300 a	2,870,006
Sonic Automotive, Cl. A	54,600 a	1,094,730
Sotheby's	46,800 a	1,454,076
Speedway Motorsports	36,700 a	1,113,845
Steven Madden	76,800	1,310,976
Wolverine World Wide	60,100 a	1,521,131
		43,035,497

Consumer Staples--4.7%

Corn Products International	21,700 a	733,460
Elizabeth Arden	100,700 a,b	2,019,035
Flowers Foods	63,200 a	1,516,800
IHOP	20,200	1,075,448
Longs Drug Stores	26,700 a	1,228,467
NU Skin Enterprises, Cl. A	100,200	1,646,286
Performance Food Group	26,400 a,b	835,032
Pilgrim's Pride	96,400 a	2,355,052
Prestige Brands Holdings	150,400 a,b	1,123,488
Ralcorp Holdings	33,500 a	1,822,735
Spartan Stores	51,000	896,580
The Pantry	107,000 a,b	3,109,420
TreeHouse Foods	100,000 a,b	2,087,000
		20,448,803

Energy--5.1%

Bristow Group	16,200 a,b	815,670
Callon Petroleum	153,700 b	2,368,517
Cimarex Energy	76,800 a	3,134,208
Dawson Geophysical	12,900 a,b	738,912
Global Industries	56,800 b	1,003,088
Holly	38,900 a	1,883,538
Oil States International	103,600 a,b	3,632,216
Parker Drilling	214,100 a,b	1,487,995
Stone Energy	43,600 b	1,787,600
Swift Energy	107,000 a	4,617,050
USEC	73,500 a,b	593,145
		22,061,939

Financial--21.9%

American Equity Investment Life Holding	141,800 a	1,172,686
American Physicians Capital	22,400	925,568
Argo Group International Holdings	58,481 b	2,388,364
Ashford Hospitality Trust	254,100	1,588,125
Aspen Insurance Holdings	107,000	3,019,540
Asta Funding	76,800 a	1,602,816
BioMed Realty Trust	107,000 a	2,469,560
Calamos Asset Management, Cl. A	63,400 a	1,383,388
Cedar Shopping Centers	173,800 a	1,934,394
Delphi Financial Group, Cl. A	120,350	3,776,583
Entertainment Properties Trust	73,200 a	3,623,400
FelCor Lodging Trust	160,400 a	2,167,004
First Industrial Realty Trust	63,400 a	2,208,222
First Niagara Financial Group	198,300 a	2,522,376
FirstFed Financial	73,500 a,b	3,083,325
Greenhill & Co.	29,700 a	2,005,641
Hilb, Rogal & Hobbs	30,300 a	1,096,254
Horace Mann Educators	96,900 a	1,780,053
Investment Technology Group	93,500 b	4,391,695
Knight Capital Group, Cl. A	160,400 a,b	2,686,700
Medical Properties Trust	183,900 a	2,324,496
National Financial Partners	25,500 a	920,550
National Retail Properties	123,600 a	2,808,192
Navigators Group	43,400 a,b	2,505,482
Omega Healthcare Investors	110,300 a	1,819,950
OptionsXpress Holdings	47,600 a	1,290,912
Pennsylvania Real Estate Investment Trust	90,300 a	2,406,495
Philadelphia Consolidated Holding	54,000 a,b	1,933,200
Phoenix Cos.	116,900 a	1,266,027

ProAssurance	83,500 a,b	4,817,950
Realty Income	79,800 a	1,945,524
Safety Insurance Group	96,900 a	3,781,038
SeaBright Insurance Holdings	133,600 a,b	1,962,584
Selective Insurance Group	183,900	4,397,049
Sterling Financial	43,400	772,086
Sunstone Hotel Investors	170,400 a	2,835,456
Susquehanna Bancshares	134,000 a	2,843,480
Universal American Financial	137,000 b	2,867,410
Waddell & Reed Financial, Cl. A	66,500 a	2,206,470
Zenith National Insurance	100,200 a	3,989,964
		95,520,009
Health Care--6.0%		
Alpharma, Cl. A	110,300 b	2,263,356
AMERIGROUP	50,200 b	1,883,504
Analogic	16,800	992,208
Gentiva Health Services	123,600 a,b	2,284,128
Greatbatch	109,700 a,b	2,477,026
Haemonetics	36,600 a,b	2,190,144
HealthSpring	83,500 b	1,727,615
ICU Medical	66,900 a,b	1,899,291
MedCath	75,800 a,b	1,885,904
Noven Pharmaceuticals	58,300 a,b	782,969
Sciele Pharma	152,800 a,b	3,654,976
STERIS	107,000 a	2,651,460
ViroPharma	144,400 a,b	1,279,384
		25,971,965
Industrial--14.6%		
ABM Industries	93,500 a	1,937,320
Acuity Brands	40,400	1,838,604
American Reprographics	50,200 a,b	789,646
Apogee Enterprises	76,800 a	1,340,160
Applied Industrial Technologies	86,900 a	2,623,511
Belden	19,300 a	816,390
Briggs & Stratton	53,300 a	1,111,305
CBIZ	237,300 a,b	2,232,993
Ceradyne	24,200 b	1,165,230
Columbus McKinnon	63,800 a,b	1,631,366
Comfort Systems USA	270,800 a	3,322,716
Deluxe	96,900 a	2,356,608
Dollar Thrifty Automotive Group	70,200 a,b	1,713,582
Ducommun	44,406	1,403,230
EMCOR Group	167,200 a,b	3,666,696
Encore Wire	127,160 a	2,121,029
EnerSys	70,200 a,b	1,617,408
Ennis	183,900 a	2,911,137
EnPro Industries	100,200 a,b	3,006,000
First Advantage, Cl. A	46,800 b	760,032
FreightCar America	33,500 a	1,263,285
GrafTech International	164,500 a,b	2,475,725
Heidrick & Struggles International	46,800 a	1,286,064
Layne Christensen	23,500 b	867,150
Mueller Industries	96,900 a	2,713,200
Pacer International	93,500	1,601,655
Perini	29,600 a	1,034,520
Regal-Beloit	63,400 a	2,404,128
Robbins & Myers	36,600	2,425,848
Saia	81,100 b	1,144,321
Spherion	203,900 b	1,362,052
Triumph Group	30,100 a	1,625,400

United Stationers	50,700 a,b	2,801,682
Watson Wyatt Worldwide, Cl. A	40,100 a	1,970,915
		63,340,908

Information Technology--15.4%

Advanced Energy Industries	93,500 a,b	1,010,735
Avid Technology	43,400 a,b	1,124,928
Avocent	100,200 a,b	1,663,320
Cabot Microelectronics	60,100 a,b	2,078,258
Checkpoint Systems	70,200 a,b	1,667,952
Cohu	96,900	1,448,655
CTS	93,500	991,100
Cymer	60,100 a,b	1,623,301
DSP Group	100,200 a,b	1,147,290
Dycom Industries	107,000 a,b	2,527,340
Eagle Test Systems	76,800 a,b	913,152
EMS Technologies	63,400 b	1,742,232
Emulex	113,600 a,b	1,772,160
Entegris	254,100 b	1,956,570
Euronet Worldwide	80,200 a,b	2,120,488
Exar	93,500 a,b	767,635
Imation	110,300 a	2,857,873
Interwoven	76,800 b	973,056
Ixia	173,800 b	1,286,120
ManTech International, Cl. A	43,400 a,b	1,775,060
Methode Electronics	110,300 a	1,336,836
Micrel	127,000 a	774,700
MicroStrategy, Cl. A	30,100 a,b	2,194,892
MKS Instruments	110,300 a,b	2,051,580
MPS Group	143,700 b	1,444,185
MTS Systems	43,400 a	1,458,674
Oplink Communications	89,500 a,b	1,142,915
OSI Systems	63,400 a,b	1,479,122
Park Electrochemical	90,300 a	2,138,304
Perot Systems, Cl. A	234,000 a,b	2,840,760
QLogic	107,000 a,b	1,530,100
Rofin-Sinar Technologies	46,800 b	1,989,468
Rudolph Technologies	113,000 b	1,158,250
SAIC	170,400 b	3,220,560
SonicWALL	207,300 a,b	1,820,094
Technitrol	90,300	2,046,198
TIBCO Software	367,800 a,b	2,736,432
Travelzoo	67,500 a,b	1,069,200
Vignette	96,900 a,b	1,363,383
Websense	79,800 b	1,635,900
		66,878,778

Materials--7.9%

Arch Chemicals	127,000 a	4,276,090
Carpenter Technology	40,500	2,496,420
CF Industries Holdings	20,100 a	2,149,293
Greif, Cl. A	80,200	5,277,160
H.B. Fuller	173,800 a	3,608,088
Koppers Holdings	36,700 a	1,227,982
Olin	82,900 a	1,698,621
Olympic Steel	40,400	1,365,116
OM Group	66,900 b	3,838,722
Pactiv	80,100 b	2,291,661
PolyOne	224,000 a,b	1,379,840
Schnitzer Steel Industries, Cl. A	23,000 a	1,303,180
Schulman (A.)	63,400 a	1,292,726
Silgan Holdings	33,500 a	1,586,560

Universal Stainless & Alloy		
Products	28,500 b	705,090
		34,496,549
Telecommunications--.6%		
Cincinnati Bell	387,200 a,b	1,502,336
Consolidated Communications		
Holdings	83,500 a	1,305,940
		2,808,276
Utilities--5.4%		
Atmos Energy	65,900 a	1,892,648
Cleco	80,200 a	2,073,170
El Paso Electric	60,100 a,b	1,408,143
Empire District Electric	63,100 a	1,398,927
Great Plains Energy	73,500 a	2,049,180
IDACORP	33,500 a	1,093,440
New Jersey Resources	50,200 a	2,353,878
Northwest Natural Gas	40,100 a	1,898,334
PNM Resources	149,700 a	2,892,204
Southwest Gas	86,900 a	2,480,995
Westar Energy	83,500 a	2,034,060
WGL Holdings	56,800 a	1,831,232
		23,406,211
Total Common Stocks		
(cost $476,408,066)		**431,341,708**

Other Investment--.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,270,000)	1,270,000 c	**1,270,000**

**Investment of Cash Collateral for
Securities Loaned--34.7%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $150,651,716)	150,651,716 c	**150,651,716**

Total Investments (cost $628,329,782)	**134.2%**	**583,263,424**
Liabilities, Less Cash and Receivables	**(34.2%)**	**(148,616,372)**
Net Assets	**100.0%**	**434,647,052**

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
    is $147,938,890 and the total market value of the collateral held by the fund is $150,651,716.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Strategic Income Fund
January 31, 2008 (Unaudited)

Bonds and Notes--103.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--6.5%				
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	320,000 a	297,069
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. D	6.89	5/15/13	625,000 a	596,361
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	228,962
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	250,000 a	232,818
USAA Auto Owner Trust,				
Ser. 2004-2, Cl. A4	3.58	2/15/11	25,542	25,548
				1,380,758
Asset-Backed Ctfs./Credit Cards--2.5%				
American Express Credit Account				
Master Trust, Ser. 2007-1,				
Cl. C	4.51	9/15/14	100,000 a,b	88,647
Bank One Issuance Trust,				
Ser. 2004-C1, Cl. C1	4.74	11/15/11	260,000 b	253,463
Chase Issuance Trust,				
Ser. 2006-C4, Cl. C4	4.53	1/15/14	225,000 b	201,367
				543,477
Asset-Backed Ctfs./Home Equity Loans--1.7%				
Aames Mortgage Investment Trust,				
Ser. 2005-4, Cl. B1	6.13	10/25/35	225,000 b	77,752
Countrywide Asset-Backed				
Certificates, Ser. 2006-13,				
Cl. MV5	3.80	1/25/37	160,000 b	43,567
Countrywide Asset-Backed				
Certificates, Ser. 2004-3,				
Cl. M3	4.25	5/25/34	48,212 b	38,916
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M8	7.20	9/25/37	250,000	114,200
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 b	66,902
Renaissance Home Equity Loan				
Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	40,000 b	17,498
				358,835
Automotive, Trucks & Parts--.2%				
Goodyear Tire & Rubber,				
Gtd. Notes	8.66	12/1/09	35,000 b	**35,087**
Banks--9.3%				
BAC Capital Trust XIV,				
Bank Gtd. Notes	5.63	12/31/49	240,000 b	194,878
Capital One Financial,				
Sr. Unsub. Notes	5.43	9/10/09	225,000 b	209,927
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	80,000	75,600
Colonial Bank,				
Sub. Notes	8.00	3/15/09	200,000	206,592
ICICI Bank,				

Bonds		4.92	1/12/10	100,000 a,b	98,755
Islandsbanki,					
Notes		4.42	10/15/08	100,000 a,b	100,087
J.P. Morgan & Co.,					
Sub. Notes		6.25	1/15/09	90,000	92,041
Northern Rock,					
Sub. Notes		6.59	6/29/49	120,000 a,b	72,107
Royal Bank of Scotland Group,					
Jr. Sub. Bonds		6.99	10/29/49	235,000 a,b	235,469
Sovereign Bancorp,					
Sr. Unscd. Notes		5.11	3/23/10	160,000 b	153,128
SunTrust Preferred Capital I,					
Bank Gtd. Notes		5.85	12/31/49	230,000 b	195,900
USB Capital IX,					
Gtd. Notes		6.19	4/15/49	450,000 b	357,993
					1,992,477
Building & Construction--.5%					
D.R. Horton,					
Sr. Unsub. Notes		6.00	4/15/11	80,000	73,200
Masco,					
Sr. Unscd. Notes		5.43	3/12/10	45,000 b	43,131
					116,331
Commercial & Professional Services--.8%					
Donnelley (R.R.) and Sons,					
Sr. Unscd. Notes		6.13	1/15/17	110,000	109,323
ERAC USA Finance,					
Gtd. Notes		6.38	10/15/17	60,000 a	59,143
					168,466
Commercial Mortgage Pass-Through Ctfs.--3.6%					
Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A		3.74	4/25/34	44,590 a,b	41,468
Bayview Commercial Asset Trust,					
Ser. 2006-3A, Cl. B3		5.98	10/25/36	413,779 a,b	257,966
Goldman Sachs Mortgage Securities					
Corporation II, Ser. 2007-EOP,					
Cl. K		5.59	3/6/20	100,000 a,b	91,939
Goldman Sachs Mortgage Securities					
Corporation II, Ser. 2007-EOP,					
Cl. L		5.84	3/6/20	335,000 a,b	314,900
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	65,000 a	62,049
					768,322
Diversified Financial Services--18.9%					
American International Group,					
Sr. Unscd. Notes		5.85	1/16/18	120,000	120,537
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	110,000 b	108,366
Block Financial,					
Gtd. Notes		7.88	1/15/13	55,000	55,611
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	355,000 a	259,942
Citigroup Capital XXI,					
Gtd. Bonds		8.30	12/21/77	115,000 b	124,334
FCE Bank,					
Notes	EUR	5.77	9/30/09	235,000 b,c	315,064
Ford Motor Credit,					
Sr. Notes		5.80	1/12/09	230,000	223,762
Goldman Sachs Capital II,					

Gtd. Bonds		5.79	12/29/49	180,000 b	139,403
Goldman Sachs Group,					
Sub. Notes		6.75	10/1/37	245,000	241,117
HUB International Holdings,					
Sr. Sub. Notes		10.25	6/15/15	170,000 a	130,050
Janus Capital Group,					
Notes		6.25	6/15/12	220,000	230,914
Lehman Brothers Holdings,					
Sub. Notes		6.88	7/17/37	245,000	239,115
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	115,000	111,838
Leucadia National,					
Sr. Unscd. Notes		7.13	3/15/17	340,000	322,150
Merrill Lynch & Co.,					
Notes, Ser. C		4.25	2/8/10	361,000	358,170
Merrill Lynch & Co.,					
Sr. Unscd. Notes		6.05	8/15/12	210,000	218,743
Merrill Lynch & Co.,					
Sub. Notes		6.11	1/29/37	235,000	204,638
Morgan Stanley,					
Sr. Unscd. Notes		6.60	4/1/12	140,000	149,109
Pacific Life Global Funding,					
Notes		3.75	1/15/09	125,000 a	125,101
SLM,					
Unscd. Notes, Ser. A		4.50	7/26/10	325,000	299,412
UCI Holdco,					
Sr. Unscd. Notes		12.49	12/15/13	55,920 b	51,446
					4,028,822
Electric Utilities--2.8%					
AES,					
Sr. Unsub. Notes		8.88	2/15/11	105,000	109,462
Enel Finance International,					
Gtd. Bonds		6.25	9/15/17	350,000 a	362,470
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	35,000	36,491
Nisource Finance,					
Sr. Unscd. Notes		6.40	3/15/18	85,000	86,987
					595,410
Environmental Control--.8%					
Allied Waste North America,					
Sr. Scd. Notes, Ser. B		5.75	2/15/11	120,000	116,400
Oakmont Asset Trust,					
Notes		4.51	12/22/08	60,000 a	60,535
					176,935
Food & Beverages--.8%					
Kraft Foods,					
Sr. Unscd. Notes		6.88	2/1/38	60,000	61,136
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	115,000	112,700
					173,836
Foreign/Governmental--10.1%					
Arab Republic of Egypt,					
Unsub. Notes	EGP	8.75	7/18/12	1,870,000 a,c	348,259
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.33	6/16/08	210,000 b	210,945
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	445,000 c	272,746

Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	3,150,000 c	306,742
Mexican Bonos, Bonds, Ser. MI10	MXN	9.00	12/20/12	1,040,000 c	101,933
Mexican Bonos, Bonds, Ser. M 30	MXN	10.00	11/20/36	850,000 c	98,299
Republic of Argentina, Bonds		3.00	4/30/13	480,000 b	308,760
Republic of Argentina, Bonds		5.39	8/3/12	925,000 b	510,369
					2,158,053
Health Care--4.2%					
HCA, Sr. Unscd. Notes		6.75	7/15/13	150,000	135,375
HCA, Sr. Unscd. Notes		7.88	2/1/11	145,000	143,188
HCA, Sr. Unscd. Notes		8.75	9/1/10	445,000	448,338
Medco Health Solutions, Sr. Unscd. Notes		7.25	8/15/13	160,000	176,819
					903,720
Lodging & Entertainment--1.3%					
MGM Mirage, Gtd. Notes		8.38	2/1/11	115,000	118,163
MGM Mirage, Gtd. Notes		8.50	9/15/10	35,000	36,575
Mohegan Tribal Gaming Authority, Sr. Unscd. Notes		6.13	2/15/13	120,000	113,100
					267,838
Machinery--.6%					
Case New Holland, Gtd. Notes		7.13	3/1/14	65,000	65,163
Terex, Gtd. Notes		7.38	1/15/14	60,000	59,550
					124,713
Media--3.0%					
Comcast, Gtd. Notes		4.68	7/14/09	225,000 b	220,473
News America, Gtd. Notes		6.15	3/1/37	345,000	333,477
Time Warner, Gtd. Notes		5.11	11/13/09	85,000 b	82,538
					636,488
Oil & Gas Exploration--.8%					
Anadarko Petroleum, Sr. Unscd. Notes		5.39	9/15/09	180,000 b	**175,971**
Packaging & Containers--.5%					
Crown Americas, Gtd. Notes		7.63	11/15/13	115,000	**116,438**
Real Estate Investment Trusts--1.1%					
Federal Realty Investment Trust, Sr. Unscd. Notes		5.40	12/1/13	50,000	49,407
Liberty Property, Sr. Unscd. Notes		6.63	10/1/17	190,000	190,781
					240,188
Residential Mortgage Pass-Through Ctfs.--1.2%					
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2		6.13	9/25/36	107,500 b	104,545

J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	100,000 b	95,146
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	60,000 b	57,371
				257,062
Retail--.9%				
Bausch & Lomb,				
Sr. Unscd. Notes	9.88	11/1/15	50,000 a	50,875
Federated Retail Holdings,				
Gtd. Bonds	5.35	3/15/12	80,000	77,884
Michaels Stores,				
Gtd. Notes	10.00	11/1/14	60,000	53,700
				182,459
Specialty Steel--.6%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	135,000 a	**135,338**
State/Territory Gen Oblg--2.3%				
California				
GO (Insured; AMBAC)	3.50	10/1/27	65,000	54,378
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.05	6/1/34	440,000 b	417,155
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	4.50	6/1/23	25,000	23,252
				494,785
Telecommunications--5.9%				
America Movil,				
Gtd. Notes	4.96	6/27/08	15,000 b	14,925
Intelsat Bermuda,				
Sr. Unscd. Notes	11.25	6/15/16	50,000	50,250
Intelsat,				
Sr. Unscd. Notes	5.25	11/1/08	575,000	573,563
Intelsat,				
Sr. Unscd. Notes	7.63	4/15/12	55,000	41,800
Qwest,				
Sr. Notes	8.24	6/15/13	210,000 b	205,800
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	45,000	37,850
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	105,000	105,279
Time Warner,				
Gtd. Notes	5.88	11/15/16	225,000	221,709
				1,251,176
U.S. Government Agencies/Mortgage-Backed--10.1%				
Federal National Mortgage Association:				
6.00%			1,085,000 d	1,111,616
6.50%			1,020,000 d	1,057,134
				2,168,750
U.S. Government Securities--12.0%				
U.S. Treasury Notes				
4.50%, 4/30/12			2,395,000	**2,569,574**
Total Bonds and Notes				
(cost $22,917,087)				**22,021,309**

Preferred Stocks--.9%			Shares	Value ($)

Manufacturing

CIT Group

Conv., Cum. $0.613542

(cost $232,962) 9,300 [e] **194,928**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 2.50	1,660,000	**6,106**
Put Options--.0%		
U.S. Treasury Bonds		
February 2008 @ 117	500,000	**3,359**
Total Options		
(cost $14,872)		**9,465**

Short-Term Investments--.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
2.93%, 3/27/08		
(cost $129,424)	130,000 [f]	**129,656**

Other Investment--3.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $741,000)	741,000 [g]	**741,000**

Total Investments (cost $24,035,345)	**108.0%**	**23,096,358**
Liabilities, Less Cash and Receivables	**(8.0%)**	**(1,718,962)**
Net Assets	**100.0%**	**21,377,396**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these
   securities amounted to $4,250,310 or 19.9% of net assets.
b Variable rate security--interest rate subject to periodic change.
c Principal amount stated in U.S. Dollars unless otherwise noted.
   BRL--Brazilian Real
   EGP--Egyptian Pound
   EUR--Euro
   MXN--Mexican Peso
d Purchased on a forward commitment basis.
e Non-income producing security.
f All or partially held by a broker as collateral for open financial futures positions.
g Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation)/ at 1/31/2008 ($)
Financial Futures Long				
Euro-Bobl	7	1,151,544	March 2008	5,572

U.S. Treasury 5 Year Notes	19	2,147,000	March 2008	26,494
U.S. Treasury 10 Year Notes	8	933,750	March 2008	24,020
Financial Futures Short				
U.S. Treasury 30 year Bonds	9	(1,073,813)	March 2008	(21,582)
				34,504

STATEMENT OF OPTIONS WRITTEN
January 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10 Year Notes		
February 2008 @ 116.50	700,000	(8,094)
Put Options		
U.S. Treasury 10 Year Notes		
February 2008 @ 116.50	700,000	(6,563)
(Premiums received $14,407)		**(14,656)**

At January 31, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Purchases:				
Brazilian Real, expiring 2/7/2008	180,000	102,506	102,389	(117)
Columbia, expiring 2/7/2008	206,000,000	102,031	106,206	4,176
Indian Rupee, expiring 2/7/2008	4,030,000	102,284	102,597	312
New Zealand Dollar, expiring 3/19/2008	60,000	46,550	47,040	490
Philippines Peso, expiring 2/7/2008	4,210,000	104,079	104,252	173
Russian Ruble, expiring 3/19/2008	5,880,000	237,557	240,395	2,839
Saudi Arabia Riyal, expiring 3/25/2008	1,240,000	332,351	331,232	(1,119)
Saudi Arabia Riyal, expiring 3/25/2008	820,000	219,780	219,041	(740)
Saudi Arabia Riyal, expiring 3/25/2008	125,000	33,602	33,390	(212)
Turkish Lira, expiring 2/7/2008	120,000	101,781	102,442	660
				6,463
Sales:				
EURO, expiring 3/19/2008	70,000	100,912	103,999	(3,087)
Japanese Yen, expiring 3/19/2008	5,151,510	46,550	48,525	(1,974)
Mexican New Peso, expiring 3/19/2008	1,100,000	100,000	101,181	(1,181)
				(6,242)
Total				**220**

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation)/ at 1/31/2008 ($)	10187	Comission	
Financial Futures Long							
Euro-Bobl	7	1,151,544	March 2008	5,427	5,441	(13.33)	5,427
U.S. Treasury 5 Year Notes	19	2,147,000	March 2008	26,494	26,531	(37.57)	26,494
U.S. Treasury 10 Year Notes	8	933,750	March 2008	24,020	24,039	(19.04)	24,020
Financial Futures Short							
U.S. Treasury 30 year Bonds	9	(1,073,813)	March 2008	(21,582)	(21,563)	(19.67)	(21,582)
				34,359			**34,359**

STATEMENT OF OPTIONS WRITTEN

January 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10 Year Notes		
February 2008 @ 116.50	700,000	(8,094)
Put Options		
U.S. Treasury 10 Year Notes		
February 2008 @ 116.50	700,000	(6,563)
(Premiums received $14,407)		**(14,656)**

At January 31, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Purchases:				
Brazilian Real, expiring 2/7/2008	180,000	102,506	102,389	(117)
Columbia, expiring 2/7/2008	206,000,000	102,031	106,206	4,176
Indian Rupee, expiring 2/7/2008	4,030,000	102,284	102,597	312
New Zealand Dollar, expiring 3/19/2008	60,000	46,550	47,040	490
Philippines Peso, expiring 2/7/2008	4,210,000	104,079	104,252	173
Russian Ruble, expiring 3/19/2008	5,880,000	237,557	240,395	2,839
Saudi Arabia Riyal, expiring 3/25/2008	1,240,000	332,351	331,232	(1,119)
Saudi Arabia Riyal, expiring 3/25/2008	820,000	219,780	219,041	(740)
Saudi Arabia Riyal, expiring 3/25/2008	125,000	33,602	33390.32	(212)
Turkish Lira, expiring 2/7/2008	120,000	101,781	102,442	**660**
				6,463
Sales:				
EURO, expiring 3/19/2008	70,000	100,912	103,999	(3,087)
Japanese Yen, expiring 3/19/2008	5,151,510	46,550	48,525	(1,974)
Mexican New Peso, expiring 3/19/2008	1,100,000	100,000	101,181	(1,181)
				(6,242)
Total				**220**

At January 31, 2008, the fund held the following open swap agreements:

Credit Default Swaps Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notational Amount	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Leheman Brothers	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	1.50	2/15/2014	140,000	(17,375)
Leheman Brothers	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	1.50	2/15/2014	90,000	(11,696)
Goldman, Sachs & Co.	Autozone, 5.875%, 10/15/2012	(0.62)	6/20/2012	340,000	6,584
Barclays	Block Financial, 5.125%, 10/30/2014	(1.95)	9/20/2014	520,000	26,315
Deutsche Bank	Block Financial, 5.125%, 10/30/2014	(2.35)	12/20/2012	135,000	3,532
JP Morgan	Block Financial, 5.125%, 10/30/2014	(2.25)	12/20/2012	50,000	1,519
JP Morgan	Block Financial, 5.125%, 10/30/2014	(2.80)	12/20/2012	50,000	362
Deutsche Bank	Capital One Financial, 6.25%, 11/15/2013	(4.45)	3/20/2013	60,000	(1,958)
Deutsche Bank	Capital One Financial, 6.25%, 11/15/2013	(4.45)	3/20/2013	190,000	(6,176)
Deutsche Bank	Capital One Financial, 6.25%, 11/15/2013	(4.40)	3/20/2013	260,000	(7,904)
Goldman, Sachs & Co.	Capital One Financial, 6.25%, 11/15/2013	(4.65)	3/20/2013	239,000	(9,813)
JP Morgan	Capital One Financial, 6.25%, 11/15/2013	(2.35)	12/20/2012	151,000	7,534
JP Morgan	Capital One Financial, 6.25%, 11/15/2013	(2.75)	12/20/2012	90,000	2,995
Citibank	Century Tel, 7.875%, 8/15/2012	(0.90)	9/20/2017	250,000	4,223
Morgan Stanley	Century Tel, 7.875%, 8/15/2012	(1.31)	3/20/2017	90,000	(1,398)
Goldman, Sachs & Co.	CSX, 5.3%, 2/15/2014	(0.66)	12/20/2012	180,000	1,554
JP Morgan	CSX, 5.3%, 2/15/2014	(0.65)	12/20/2012	250,000	2,273
Merrill Lynch	CSX, 5.3%, 2/15/2014	(0.69)	12/20/2012	270,000	1,958
Goldman, Sachs & Co.	Dow Chemical, 6%, 10/1/2012	(0.56)	3/20/2013	150,000	224
Goldman, Sachs & Co.	Dow Jones CDX.NA.IG.9 Index	(0.80)	12/20/2017	630,000	19,676
Morgan Stanley	Eastman Chemical, 7.6%, 2/1/2027	(0.49)	12/20/2012	585,000	3,093
Citibank	FedEx, 7.25%, 2/15/2011	(0.55)	12/20/2012	390,000	5,200
Citibank	FedEx, 7.25%, 2/15/2011	(0.60)	12/20/2012	200,000	2,207
JP Morgan	FedEx, 7.25%, 2/15/2011	(0.54)	12/20/2012	110,000	1,517
Leheman Brothers	First Data, 4.7%, 8/1/2013	2.90	12/20/2009	60,000	(2,329)
Merrill Lynch	Freeport-McMoran C & G, 10.125%, 2/1/2010	0.92	6/20/2010	90,000	(899)
Deutsche Bank	Goldman, Sachs & Co., 6.6%, 1/15/2012	(0.69)	3/20/2013	445,000	2,809
Deutsche Bank	HSBC Finance, 7%, 5/15/2012	(1.11)	3/20/2013	445,000	7,241
Goldman, Sachs & Co.	Humana, 6.3%, 8/1/2018	0.58	3/20/2013	300,000	1,795
Deutsche Bank	Kohls, 6.3%, 3/1/2011	(1.60)	3/20/2013	230,000	(4,736)
JP Morgan	Kohls, 6.3%, 3/1/2011	(1.55)	3/20/2013	70,000	(1,278)
Leheman Brothers	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	(0.35)	12/20/2014	350,000	3,745
JP Morgan	Motorola, 6.5%, 9/1/2025	(0.99)	3/20/2013	300,000	8,150
Deutsche Bank	Republic of Panama, 8.875%, 9/30/2027	(1.57)	9/20/2017	230,000	8,086
Barclays	Republic of the Philippines, 10.625%, 3/16/2025	(2.56)	9/20/2017	230,000	(1,692)
Barclays	Republic of Turkey, 11.875%, 1/15/2030	(2.82)	9/20/2017	230,000	(4,157)
Deutsche Bank	Republic of Venezuela, 9.25%, 9/15/2027	4.45	8/20/2012	770,000	13,108
UBS AG	Republic of Venezuela, 9.25%, 9/15/2027	(2.33)	11/20/2016	275,000	41,465
JP Morgan	Rite Aid, 7.7%, 2/15/2027	3.55	9/20/2010	100,000	(19,045)
Barclays	Standish Structured Tranched Portfolio 0-3%	13.40	6/20/2012	400,000	(224,654)
Deutsche Bank	TJX Cos., 7.45%, 12/15/2009	(0.79)	3/20/2013	300,000	(1,369)
Deutsche Bank	Verizon Communications, 4.9%, 9/15/2015	(0.45)	12/20/2017	320,000	3,492
Deutsche Bank	Wachovia, 3.625%, 2/17/2009	1.00	3/20/2013	890,000	(5,016)
Total					**(140,839)**

Interest Rate Swaps Counterparty	Floating Rate Index	Fixed Rate	Expiration Date	Notational Amount	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
GOLDMAN, SACHS & CO.			4/21/2008	2,810,000	34,257
LEHMAN BROTHERS INC.			2/27/2008	390,000	(624.00)
Total					**33,633**

STATEMENT OF INVESTMENTS
Dreyfus Premier Tax Managed Growth Fund
January 31, 2008 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--16.0%		
McDonald's	65,000	3,480,750
McGraw-Hill	86,000	3,677,360
News, Cl. A	161,000	3,042,900
Procter & Gamble	100,000	6,595,000
Walgreen	153,000	5,371,830
		22,167,840
Consumer Staples--23.8%		
Altria Group	129,000	9,780,780
Anheuser-Busch	30,000	1,395,600
Coca-Cola	118,000	6,982,060
Estee Lauder, Cl. A	20,500	865,100
Kraft Foods, Cl. A	15,271	446,830
Nestle, ADR	61,000	6,810,650
PepsiCo	67,500	4,602,825
Wal-Mart Stores	27,000	1,373,760
Whole Foods Market	19,000 a	749,360
		33,006,965
Energy--18.8%		
BP, ADR	16,500	1,051,875
Chevron	76,500	6,464,250
ConocoPhillips	67,000	5,381,440
Exxon Mobil	111,012	9,591,437
Patriot Coal	1,200 b	47,700
Peabody Energy	12,000	648,240
Total, ADR	24,000	1,746,720
Transocean	9,444 b	1,157,834
		26,089,496
Financial--10.6%		
American Express	31,500	1,553,580
American International Group	18,425	1,016,323
Ameriprise Financial	15,000	829,650
Bank of America	78,896	3,499,038
Citigroup	103,533	2,921,701
JPMorgan Chase & Co.	60,000	2,853,000
Merrill Lynch & Co.	37,000	2,086,800
		14,760,092
Health Care--9.0%		
Abbott Laboratories	70,000	3,941,000
Eli Lilly & Co.	30,000	1,545,600
Johnson & Johnson	96,500	6,104,590
Merck & Co.	18,000	833,040
		12,424,230
Industrial--9.4%		
Caterpillar	20,000	1,422,800
Emerson Electric	95,000	4,829,800
General Electric	150,000	5,311,500
United Technologies	20,000	1,468,200
		13,032,300
Information Technology--10.4%		
Apple	11,000 b	1,488,960
Automatic Data Processing	25,000	1,014,250
Cisco Systems	59,000 b	1,445,500
Intel	220,000	4,664,000
Microsoft	110,000	3,586,000

QUALCOMM	20,500	869,610
Texas Instruments	45,000	1,391,850
		14,460,170
Materials--.9%		
Praxair	15,000	**1,213,650**
Total Common Stocks		
(cost $98,337,559)		**137,154,743**

Other Investment--1.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,811,000)	1,811,000 [c]	**1,811,000**

Investment of Cash Collateral for
Securities Loaned--.5%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $684,000)	684,000 [c]	**684,000**

Total Investments (cost $100,832,559)	**100.7%**	**139,649,743**
Liabilities, Less Cash and Receivables	**(.7%)**	**(1,025,199)**
Net Assets	**100.0%**	**138,624,544**

ADR - American Depository Receipts

a   All or a portion of this security is on loan. At January 31, 2008, the total market value of the fund's securities on loan
    is $674,424 and the total market value of the collateral held by the fund is $684,000.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.